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DATE : 4-22-02

Atlas Copco Annual Report 2001

01



Atlas Copco's revenues grew 10% to MSEK 51,139. Operating profit was MSEK 6,130, corresponding to a margin of 12.0% (13.7). Earnings per share increased to SEK 14.63, compared to 13.95 the preceding year.

Atlas Copco

Contents



Atlas Copco's corporate positioning program uses a head-hand combination to symbolize knowledge and experience. Here you can see Chris Lybaert, General Manager for Atlas Copco Quality Air, Belgium. In the middle there is a photo of a new surface drill rig, built on a modular concept, launched in 2002.



01
Achieve
01

Three key publications

Atlas Copco will for 2001 release three separate publications to better serve its main stakeholders with information.

The **Annual Report** fulfills all the legal requirements on information. It also includes information of specific interest to the investor community.

The **Operational Report,** called **Achieve,** presents how Atlas Copco works to reach its vision and highlights strategic moves in a more detailed way. In this publication, the Group communicates what Atlas Copco stands for and what it is focusing on. The President and CEO, Giulio Mazzalupi, will here describe the Group in-depth in his own words.

The **Sustainability Report** is brand new and will be published for the first time in May 2002. The report is Atlas Copco's first official report on environmental and social issues.

All reports are available in pdf format on the Group's Web site at www.atlascopco-group.com. There you can also order printed copies of the reports.

The Operational Report, Achieve, and the Sustainability Report are not part of the Annual Report and are not audited.

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mention of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile +46 70 322 8070
e-mail: annika.berglund@atlascopco.com

Proposed changes in Atlas Copco's Board of Directors

Stockholm, Sweden, March 26, 2002—At the Annual General Meeting of Atlas Copco AB, to be held April 29, 2002, shareholders will vote on two new Board members: Gunnar Brock, who will be President and CEO of the Atlas Copco Group from July 1, and Charles Long, former Vice-Chairman of Citicorp and a member of the board of Atlas Copco North America Inc.

The following members have been nominated for re-election to the Board of Atlas Copco: Anders Scharp, Jacob Wallenberg, Sune Carlsson, Kurt Hellström, Lennart Jeansson, Thomas Leysen, Ulla Litzén, and Michael Treschow.

Gunnar Brock and Charles E. Long have also been nominated for election to the Board.

Mr. Long, born in 1940, is the former Vice-Chairman of Citicorp and its principal subsidiary, Citybank, North America. He is a member of the Board of Directors of U.S.-based Introgen Therapeutics, The Drummond Company, Atlas Copco North America Inc., and Sweden-based Gendux AB.

Mr. Brock, born in 1950, will be President and CEO for the Atlas Copco Group from July 1, 2002. He is a member of the Board of Directors of OM AB, Sweden; Lego AS, Denmark and a member of the Royal Swedish Academy of Engineering Sciences (IVA).

Giulio Mazzalupi, President and CEO of the Atlas Copco Group until June 30, and Hari Shankar Singhania, President and CEO of J.K. Organization, India, have declined re-election.

The nominations for Board members are supported by the following shareholders representing a total of more than 25 percent of the votes in the Company; Investor, Robur Fonder, and Alecta, all based in Sweden. The nomination process is described in Atlas Copco's Annual Report, which will be published on March 27, 2002.

Atlas Copco

press information

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Industrial Technique,
+ 46 8 743 8505, mobile +46 70 569 8505
e-mail: goran.gezelius@atlascopco.com

Rachel Alexander, Communications Manager, CP division
+ 44 1442 34 43 60, e-mail: rachel.alexander@chicagopneumatic.com

Atlas Copco-owned Desoutter Limited ISO14001 certified

Stockholm, Sweden, March 13, 2002—Desoutter Limited has gained accreditation to ISO 14001 Environmental Management System. This certification verifies that Desoutter designs, manufactures and services its products in a manner that minimizes the impact on the environment.

Desoutter is a part of the Industrial Technique business area and produces power tools for industrial use. The company's production unit is based in Hemel Hempstead, Great Britain.

The company has always strived to ensure its environmental impact is kept to a minimum and is actively promoting improving its working environment. As a leading company in its industry, Desoutter has proven its commitment to the environment by undertaking accreditation to the ISO14001 standard.

All Desoutter products are continually analyzed for environmental impact and improvements to reduce waste and improve efficiency. *"There exists a drive to continuously improve procedures and working practices that will allow it to further control and monitor the effects of its activities on the environment,"* says Mr. Gary Towler, Senior Quality Engineer.

Desoutter Ltd , part of the Chicago Pneumatic division in the Industrial Technique business area, is a leading manufacturer of pneumatic industrial hand tools and assembly systems. Chicago Pneumatic, Desoutter and Georges Renault make up the Industrial Business Unit of the Chicago Pneumatic Division. More information is available on the company's web site: www.chicagopneumatic.com

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Industrial Technique,
+ 46 8 743 8505, mobile +46 70 569 8505
e-mail: göran.gezelius@atlascopco.com

Martina Ehrenforst, Communications Manager, Atlas Copco Electric Tools
+ 49 7195 125 19, e-mail: martina.ehrenforst@atlascopco.com

Atlas Copco launches Milwaukee electric tools in Europe

Stockholm, Sweden, March 4, 2002—Atlas Copco will introduce its Milwaukee brand of professional electric tools on a larger scale to the European market, at this year's International Hardware Fair in Cologne, Germany. Through the launch customers in Europe will get access to a top-of-the-line North American product range.

"Milwaukee has an extremely strong position in North America," says Göran Gezelius, Senior Executive Vice President, business area Industrial Technique. *"Through this launch, we will be able to fully capitalize both on the investments made in product development and in marketing concepts. Last year we introduced Milwaukee in Australia and quickly achieved both high recognition and revenues."*

The Milwaukee brand is not completely new to the European market, as it has been sold there for some years but on a limited scale. At the Cologne Fair, which takes place March 3-6, many new Milwaukee products will be introduced, all aimed at the European markets. The new range encompasses close to 170 products, including 50 new models previously only available in North America.

With the launch of Milwaukee, Atlas Copco will operate under three different brands of professional electric tools in Europe; Milwaukee, Atlas Copco and AEG Power Tools. Milwaukee will keep its high-profile position with its "Nothing But Heavy Duty" image.

Atlas Copco acquired U.S.-based Milwaukee Electric Tool Corp. in 1995. Milwaukee is a leading brand of professional electric tools in North America, with more than 75 years of history. More information about Milwaukee can be found on www.mil-electric-tool.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco 2001 Summary

- Earnings per share increased to SEK 14.63 (13.95).
- The Board of directors proposes a dividend of SEK 5.50 (5.25) per share, the 8th consecutive year with an increase.
- Weakening demand in the year.
- Order volume was down 1% for comparable units.
- Revenues rose 10% to MSEK 51,139, a record level.
- The North American market accounts for 51% of revenues, Europe for 30% and Asia/Australia for 11%.
- Operating profit declined slightly to MSEK 6,130. Operating margin was 12.0% (13.7). Excluding items affecting comparability, the margin was 12.5% (13.8).
- Operating cash flow was a record MSEK 5,744 (1,276).
- Atlas Copco continued with successful launches of innovative products: compressors, rock drilling equipment, and power tools.
- Further investments in research and development to boost time-to-market.
- The after-market activity expanded for Compressor Technique, Construction and Mining Technique and for Industrial Technique.
- In the Rental Service business area, Prime Service and Rental Service Corporation merged to one legal unit. Rental Service suffered from deteriorated results due to decreasing market demand, and effects of the internal structural measures.
- Enhanced focus on competence development and on computer based training.
- Integration of Internet to support business processes and to strengthen customer relations.

Revenues and earnings per share



MSEK
SEK
60,000
18
50,000
15
40,000
12
30,000
9
20,000
6
10,000
3
0
0
97
98
99
00
01
Revenues
Earnings per share

Fellow Shareholders



After a first quarter on a healthy demand level in 2001, the world economy began to decline. In the second half, business conditions deteriorated and economic growth stalled or turned negative in major regions. The North American market was weaker than in 2000. The September 11 terrorist attacks in New York and Washington temporarily heightened this effect. Overall, Europe maintained healthy demand though a slowdown was noticeable late in the year. Business conditions in Asia were buoyant in the first half but weakened in the second as more modest growth was noted in China.

Atlas Copco maintained solid earnings per share and a good cash flow, despite a sales volume that was lower than in the previous year. Following its "use of products" strategy, after-market activities were strengthened, which lent solid support to operating results in a period of weakening business conditions. However, the rental service business is currently not performing in line with the expectations.

The Group aims to have the same presence in Asia as in North America and Europe. In 2001, Atlas Copco enhanced its position in the Asian region, chiefly in China. The Wuxi factory was extended for the second time, and new sales and service offices were set up in strategic locations to support local customers' expansion in China.

The "use of products" strategy adopted in 1997 supported operating results in 2001. Better service to customers throughout the lifetime of the products proved a winning concept. Overall, this business is more profitable than sales of equipment.

From the owner's viewpoint

In 2000, Atlas Copco revised its financial targets to better reflect its changing structure. The goal was to ensure that shareholder value is created and continuously increased. The overall objective for the Atlas Copco Group is to achieve a return on capital employed that always exceeds the Group's total capital cost. The targets over a business cycle are to have an average annual revenue growth of 8%, an average operating margin of 15%, and to steadily improve the efficiency of operating capital in terms of inventory, receivables, and hire fleet utilization. Further, all operational units must strive for stability first, followed by profitability, and finally growth. This proven development process will be pursued to ensure that financial targets are reached. In the light of the 2001 business conditions, performance appears satisfactory.

Atlas Copco's profit after financial items was in line with the preceding year. The share price outperformed the general index at Stockholmsbörsen in 2001, and the total yield, including dividends, has averaged 10.4% annually for the past five years.

I note with pleasure that earnings per share increased again, despite a tough business climate, to SEK 14.63 (13.95). Thus, the Board of Directors has proposed an increase in the dividend to shareholders for the eighth consecutive year, to SEK 5.50 per share.

In the beginning of 2001, no one could foresee the length and depth of the coming economic slowdown. The business climate demanded special efforts from many employees, who continued to satisfy the demanding requirements of customers while striving to adjust operations to the lower level of demand and to gain market shares.

People make things happen, and Atlas Copco people have proven they are committed to accomplish results regardless of the conditions. On behalf of the Board, I wish to express my gratitude to Atlas Copco's management and to all those employees who worked so hard in 2001 to deliver results.

As Giulio Mazzalupi will leave the position as President in the end of June 2002, allow me to take the opportunity to thank him for his contributions. He has made the company grow; he has increased the proportion of revenues that we earn while the time the product is in use and he has strengthened the Group's position through increasing the product renewal rate with many successful product innovations.

In our interest as shareholders, I am convinced that we have found the right person to replace him in Gunnar Brock. To keep the Group developing: enhancing product development, expanding market shares, and applying the "use of products" strategy, where rental is an important part.

Thank you!

Anders Scharp, Chairman of the Board
Stockholm, Sweden, February 14, 2002



Solid Results

As the world economy slowed in 2001, customer demand for our products and services weakened overall. In North America, growth in demand slowed, then, in the second half of the year turned negative, particularly in the building industry. Europe maintained a relatively stable and healthy level of demand. In Asia, demand held firm in the first half but weakened in the second half. Still, the Chinese market is expanding. Demand in South America weakened, in line with the global economy.

Considering these business conditions, Atlas Copco managed to maintain solid profitability and good cash flow.

Strategic moves

2001 was yet another year in which we launched many products, to meet customers' needs for increased productivity, reduced costs, and less environmental impact during the life of each product. Compressor Technique launched a new line of small oil-injected screw compressors for the manufacturing and service industries and introduced additional compressors with energy-saving variable-speed drives (VSDs). Construction and Mining Technique brought to market a "drifter" system, for more efficient drilling and straighter holes. Industrial Technique beat their own record set last year for the number of new tools launched.

In 2001 we invested more than MSEK 100, to extend and modernize our laboratory infrastructure in Antwerp, Belgium. As a result, more compressor development projects can run simultaneously.

A few small companies were acquired to strengthen the Group's position in niche markets. One of these was the British generator manufacturer Masons, with special expertise in the needs of telecommunications customers. In line with the strategy to become a world leader in the exploration drilling business, Atlas Copco bought U.S.-based Christensen Products, a supplier of diamond core-drilling equipment. Yet another acquisition was Grassair, a Dutch manufacturer of small and medium-sized screw compressors with a high-profile service offering.

We aim to have the same presence in Asia as we have in Europe and North America, in sales, service, and assembly. In 2002, we have set up additional sales and service offices to support customers that are expanding west in China. We now have our own representation in 15 cities in the country.

A second extension of the compressor assembly plant in Wuxi was inaugurated, to support growth in that region. I am happy to say that this plant received ISO 14001 certification for its environmental management system in late autumn 2001.

Since the use of products strategy was defined in 1997, we have steadily expanded the proportion of revenues generated after a product goes into use. Currently about 55% of revenues comes from activities related to service and maintenance, spare parts, accessories, consumables, and rentals, compared to 40% five years ago.

At the beginning of 2001, we merged the two rental divisions in the Rental Service business area, Prime Service and Rental Service Corporation, into one company. Shortly after the merger, management launched an extended plan to consolidate stores in areas where there was low potential or overlap in market coverage. At the same time the number of management levels was reduced to enhance operational efficiency. However, we misjudged the complexity of this process and did not fully succeed. The consequence was that we lost market shares. The business area's main focus is now to develop revenues to regain lost market share and on penetrating new territories. Meanwhile, internal efficiency-enhancing activities continue.

Changes

In last year's Annual Report, I wrote how important it is for a Group like Atlas Copco to be prepared for and to adjust quickly to changes in the market. I never imagined how critical this ability would prove to be in 2001. Change is important for the development of the Group, and management is no exception to this rule. On July 1, 2002, Gunnar Brock will succeed me as President and CEO of this fine Group. I am sure that he will lead Atlas Copco to further successes. I am also sure that he will be fully supported by the Group's close to 26,000 talented employees.

Thank you for your trust in Atlas Copco,



Giulio Mazzalupi, President and Chief Executive Officer
Stockholm, Sweden, February 14, 2002

Board of Directors' Report on 2001 operations

MSEK unless otherwise indicated, numbers in parentheses represent comparative figures for the preceding year.

The Atlas Copco Group's revenues increased 10% in 2001, to MSEK 51,139 (46,527). Markets outside Sweden accounted for 98% of revenues. Orders received were up 9%, at MSEK 50,916 (46,628). For comparable units, revenues and orders received declined 1%.

Operating profit decreased 4%, to MSEK 6,130 (6,392), including items affecting comparability of MSEK 260 (26), corresponding to a margin of 12.0% (13.7). The operating profit, excluding items affecting comparability, margin was 12.5% (13.8). The Group's profit after financial items amounted to MSEK 4,700 (4,689), and the profit margin was 9.2% (10.1).

Earnings per share increased, to SEK 14.63 (13.95).

Dividend The Board of Directors proposes a dividend of SEK 5.50 (5.25) per share.

Outlook The current overall decline in demand is foreseen to continue in the near-term. As a consequence, lower volumes and profitability are anticipated in the first quarter, primarily in the equipment rental business. There are some indications of an improved business environment in North America, which could positively affect demand in the latter part of the year.


Revenues
MSEK
60,000
50,000
40,000
30,000
20,000
10,000
0
I II III IV I II III IV I II III IV
99
00
01
12-month figures
3-month figures


Profit margin, 12-month figures
%
18
15
12
9
6
3
0
I II III IV I II III IV I II III IV
99
00
01
Operating profit
Profit after financial items

Forward-looking statements: Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Market Review

Orders received by business area

	2001	2000	Change %	Change % in volume
Compressor Technique	16,633	15,098	+10	+1
Construction and Mining Technique	7,282	6,921	+5	–3
Industrial Technique	12,068	11,425	+6	–3
Rental Service	15,469	13,900	+11	–3
Eliminations	–536	–716		
Atlas Copco Group	50,916	46,628	+9	–1
Order backlog, Dec. 31	4,034	4,213		

Structure

The Atlas Copco Group has a strong market presence and strives to maintain close and long-term relationships with its customers. Products are marketed through the Group's own sales operations in close to 70 countries and through distributors and a service network in another 80 countries.

North America is the largest market for Atlas Copco, representing 51% of orders received. The second largest region, Europe, accounted for 30% of the Group's business. Asia, where the Group's long-term goal is to have the same presence in terms of sales, service, and assembly as it has in North America and Europe, accounted for 9% of order intake. Atlas Copco is determined to expand the relative share of emerging markets, especially Asian markets. The recent expansion of Compressor Technique's manufacturing capacity in Wuxi, China, exemplifies the Group's commitment and belief in the region.

Order volumes increased in all geographic regions except North America, where volumes declined about 4%. Despite that decline, orders received in Swedish krona had the same geographic spread in 2001 as in 2000 because of the translation impact of the strong U.S. dollar.

Production is concentrated in three main regions. About half of the cost of manufactured goods sold originates from manufacturing in central Europe, mainly Belgium, Germany, Great Britain, and France. The United States accounts for about 15% of all manufacturing and Sweden for about 20%. The remaining of manufacturing is primarily in China, India, Brazil, and South Africa.

Introduction of Euro

At January 1, 2002, the euro became the main currency in all countries in the European Monetary Union (EMU). The Company uses the euro to consolidate its largest business area Compressor Technique, but because Sweden has not yet joined the EMU, Atlas Copco consolidated its 2001 accounts in Swedish krona at the Group level. Today, the Euro is the second largest currency for the Group after the U.S. dollar.

Structural changes in 2001

Effective January 1, 2001, the two divisions in the Rental Service business area, Rental Service Corporation and Prime Service, merged to form one legal unit, Rental Service Corporation.

Effective January 1, 2001, structural changes were made in India. Operations representing about MSEK 265 in sales were transferred from the Industrial Technique business area. Of this total, about MSEK 175 in sales were transferred to the Construction and Mining Technique business area and about MSEK 90 to the Compressor Technique business area.

Revenues and orders received


MSEK
60,000
50,000
40,000
30,000
20,000
10,000
0
97
98
99
00
01
Revenues
Orders received

In the first quarter of 2001, Atlas Copco Rental Service completed some minor acquisitions in the United States, representing about MSEK 36 in annual revenues in total.

On May 1, 2001, Atlas Copco acquired Masons, a Great Britain-based generator company. The company had reported revenues of about MSEK 140 for the preceding 12 months and employed about 50 people. Masons became part of the Atlas Copco Portable Air division.

On August 31, 2001, U.S.-based Christensen Products, a manufacturer of exploration drilling equipment, was acquired. Christensen Products has annual sales of about MSEK 160 and 7 employees and became part of the Atlas Copco Craelius division.

On December 6, 2001, Atlas Copco acquired Grassair B.V., a Dutch producer of screw compressors. Grassair employs 75 people and has annual sales of approximately MSEK 85. Grassair became part of the Atlas Copco Industrial Air division.

After year-end, the Group announced several acquisitions, which are subject to approval by regulatory authorities.

- Agreement was reached with German-based Thyssen-Krupp Technologies to acquire their hydraulic demolition tools company, Krupp Berco Bautechnik GmbH, which has annual revenues of about MSEK 600. Krupp Berco will become a part of the Atlas Copco Construction Tools division.
- Agreement was reached to acquire Ankertechnik GmbH, the rock reinforcement division of Austrian-based MAI International, which has annual revenues of about MSEK 70. Ankertechnik will become a part of the Atlas Copco Rock Drilling Equipment division.
- A letter of intent was signed to acquire Chinese compressor manufacturer Liuzhou Tech Machinery Co. Ltd., with annual revenues of about MSEK 100 and 180 employees. The company will become part of the Industrial Air division.

Industry segments

Construction

The construction industry segment, divided into building (residential and non-residential) and non-building/infrastructure, accounts for about 42% (44) of the Group's sales.

The trend toward outsourcing continued in 2001, while business activity was weak, particularly in the non-residential building segment. And the majority of Atlas Copco's rental equipment business focuses on the building sector, primarily non-residential, which it serves with rental machinery, new and

Geographic distribution of orders received



Portion of Group orders received
Change in value, MSEK, 2001/2000
51% +7%
30% +11%
4% +16%
11% +10%
4% +11%

Orders received by customer category



Mining 8%
Building and construction industry 42%
Manufacturing industry 24%
Process industry 12%
Service industry 6%
Other 8%

used equipment, parts, merchandise, and service.

The building industry uses electric tools for installation and light construction, for which demand was weak most of the year but stabilized towards year-end.

Construction equipment and portable compressors are supplied for infrastructure projects. Overall, demand for these products was lower in 2001 than in 2000.

Mining

Mining represents about 8% (8) of the Group's orders received.

The most important products offered to the mining industry are drilling rigs, rock tools, and loaders. Sales of consumables, service and spare parts developed favorably, while demand for equipment was quite weak.

Manufacturing

The manufacturing industry accounts for approximately 24% (21) of sales.

Compressors and related equipment are used in most manufacturing operations, including machinery and electronics. Sales of all types of industrial compressors improved during the year, and new products performed strongly, capturing market shares. Demand for investment-related equipment softened towards year-end.

Demand from the motor vehicle industry continued to grow in 2001, albeit at a slower pace than in 2000. Demand remained buoyant for industrial power tools, particularly computer-controlled systems geared towards boosting productivity on assembly lines and increasing safety and quality on the produced units.

Demand for rentals from industrial customers was steady, as these customers increasingly outsource their equipment needs.

Process

The process industry, including chemical and petrochemical, food, and textile, accounts for about 12% (13) of Group sales.

This sector demands mainly large air and process compressors, mostly for own investment but also for rental. Demand was flat in 2001.

Service

The service industry, including commercial and public services and utilities, represents about 6% (6) of orders received.

Other

Other customer groups, such as distributors of tools and machinery as well as the entertainment industry, represent approximately 8% (8) of the Group's orders received.

Geographic distribution of orders received, %

Group	CT	CMT	IT	RS	Group
North America	16	18	56	100	51
South America	7	10	2		4
Europe	50	39	36		30
Africa / Middle East	7	13	2		4
Asia / Australia	20	20	4		11
Total	100	100	100	100	100

Atlas Copco's key strategies

To secure long-term profitability, growth will be achieved, whether organic or through acquisitions, in three main strategic directions. First, the Group will achieve growth in its existing businesses by offering new products developed from core technologies, by finding new applications in new markets or niches, by expanding its presence in the marketplace, and by acquiring businesses that offer similar or complementary products or services. Second, the Group will strengthen its presence in Asian markets. Third, the Group will expand revenue related to "use of products," such as service and maintenance, spare parts and accessories, consumables, and equipment rental, which will ensure even deeper participation in the customers' business activities.

Development of the Group's core competencies is achieved by continuous improvements in existing operations and by innovation. Continuous improvements in manufacturing, products, marketing, organization, and business flows are intended to provide customers with better service and to ensure short-term profitability. Breakthrough innovations are a means of staying ahead of the competition and maximizing performance in the long run. The Group strongly supports specific projects to foster innovation in technology, concepts, and methods.

The Atlas Copco Group owns a number of brands, and its multibrand strategy plays a significant role. To better satisfy specific customer needs, products and services are differentiated and marketed under a variety of brands through different distribution channels. Each brand has a clear role and is justified when it adds to overall revenues and profit for each specific business.

Targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital while growing the size of the business.

Financial targets for the next business cycle:
- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to challenge continuously the efficiency of operating capital in terms of stock, receivables, and rental fleet utilization.

This will ensure that shareholder value is created and continuously increased. The strategy used for reaching these objectives will follow the proven development process for all operational units in the Group: stability first, then profitability, and finally growth.

Growth is a top priority for the Atlas Copco Group to secure long-term profitability. This growth must be accomplished through a balance of organic growth and acquisitions. In the past five years, compound annual growth averaged 15.3%, mainly owing to large strategic acquisitions of equipment rental companies.

Among qualitative targets and goals, Atlas Copco expects all products and services to boost customers' productivity and competitiveness. All divisions should be leaders in the area of environmental protection, which will strengthen their businesses.

In the marketplace, Atlas Copco focuses on being first in mind and first in choice of its customers. Surveys are continuously conducted to assess the success of Atlas Copco companies in this regard.

Financial Summary and Analysis

Earnings

	2001	2000
Operating profit	6,130	6,392
Margin, %	12.0	13.7
Profit after financial items	4,700	4,689
Margin, %	9.2	10.1
Earnings per share, SEK	14.63	13.95
Return on capital employed, %	12.6	14.5
Return on equity, %	11.7	13.2

Return and capital turnover


%
ratio
28
1.40
24
1.20
20
1.00
16
0.80
12
0.60
8
0.40
4
0.20
0
0
97 98 99 00 01

Capital turnover, ratio
Return on capital employed, %
Return on equity, %
Weighted average cost of capital, %

Profit margin


%
14
12
10
8
6
4
2
0
97 98 99 00 01

Operating profit margin
Profit margin after financial items

Operating profit declined MSEK 262, or 4%, to MSEK 6,130 (6,392), and the operating profit margin decreased, to 12.0% (13.7). Profit was affected by items affecting comparability of MSEK –260 (–26), for restructuring costs of MSEK 160 in the Rental Service and MSEK 100 in the Industrial Technique business areas. Items that affected comparability the preceding year included a refund of MSEK 226 from a Swedish multiemployer pension plan (Alecta formerly SPP) for salaried employees, partly offset by costs of MSEK 92 related to offers for early retirement in Sweden, and restructuring costs of MSEK 127 and MSEK 33 in the Rental Service and Compressor Technique business areas, respectively. Excluding these items, operating profit declined marginally by MSEK 28, and the profit margin was 12.5% (13.8). For comparable units, operating profit decreased mainly because of lower volumes, particularly lower rental revenues, but was to a large extent offset by favorable fluctuations in foreign exchange rates. The impact from foreign exchange rate fluctuations was approximately MSEK +700, having an impact of about +0.5 percentage points on the operating margin.

In 2001, *depreciation and amortization* according to plan amounted to MSEK 4,556 (3,982), of which rental equipment accounted for MSEK 2,874 (2,415), property and machinery MSEK 957 (906), and amortization of intangible assets MSEK 725 (661). The Group applies amortization periods of 40 years for goodwill arising from the acquisitions of the U.S. companies Milwaukee Electric Tool (acquired in 1995), Prime Service (1997), and Rental Service Corporation (1999) and up to 20 years for other acquisitions. See also page 44.

Return on capital employed decreased, to 12.6% (14.5), as did the return on shareholders' equity, to 11.7% (13.2). The Group's weighted average cost of capital (WACC) was approximately 7.5% (8), corresponding to a pretax cost of capital of approximately 11.5%.

Operating profit for the *Compressor Technique* business area rose 17%, to MSEK 3,202 (2,737), corresponding to a margin of 19.0% (18.8% excluding restructuring costs of MSEK 33). Increased volumes and favorable changes in exchange rates were the main reasons for higher profit.

Operating profit for the *Construction and Mining Technique* business area increased MSEK 86, to MSEK 736 (650), corresponding to a margin of 10.1% (9.2), despite lower volumes. Efficiency improvements and changes in exchange rates had a positive impact on profit.

Operating profit for the *Industrial Technique* business area declined MSEK 115, to MSEK 1,123 (1,238). Restructuring costs amounted to MSEK 100, mainly for the consolidation of production in Milwaukee Electric Tool. The profit margin, excluding items affecting comparability, decreased to 10.1% (10.8), primarily as a result of lower volumes.

Operating profit for the *Rental Service* business area, including all related goodwill amortization, decreased to MSEK 1,255 (1,855). A charge of MSEK 160 related to restructuring of the operations, including store closures, affected the results for 2001. Charges amounting to MSEK 127 for the merger of Prime Service and Rental Service Corporation were included in the 2000 accounts. Excluding those costs, the profit margin was 9.1% (14.2). Lower rental revenues and low fleet utilization had strong negative effect on the operating margin.

Key figures by business area

	Revenues		Operating profit		*Items affecting comparability*		Return on capital employed, %*		Investments in fixed assets, incl. rental fleet	
	2001	2000	2001	2000	*2001*	*2000*	2001	2000	2001	2000
Compressor Technique	16,873	14,720	3,202	2,737	-	*–33*	69	62	536	407
Construction and Mining Technique	7,253	7,083	736	650	-	-	23	21	454	370
Industrial Technique	12,126	11,454	1,123	1,238	*–100*	-	13	16	340	322
Rental Service	15,469	13,955	1,255	1,855	*–160*	*–127*	4	6	2,467	5,570
Eliminations/Corporate items	–582	–685	–186	–88	-	*134*			–95	–67
Total Group	51,139	46,527	6,130	6,392	*–260*	*–26*	13	15	3,702	6,602

*) Starting in 2000, capital employed reported by business area includes an allocation of Group cash and financial investments in proportion to average capital employed.

The Group's *net financial items* totaled MSEK –1,430 (–1,703), of which net interest items were MSEK –1,402 (–1,660). Interest expense decreased, mainly because of strong cash flow during the year and lower short-term interest rates. Financial foreign exchange differences were MSEK –33 (–43), and other financial income equaled MSEK 5 (0).

Atlas Copco Group *profit after financial items* rose, to MSEK 4,700 (4,689). Excluding restructuring costs, profit increased MSEK 245, and the profit margin was 9.7% (10.1). The total effect of foreign exchange rate fluctuations was approximately MSEK 550.

Taxes for the year totaled MSEK 1,622 (1,723), corresponding to 34.5% (36.7) of profit after financial items. Current income tax, excluding deferred taxes, were 32.8% (34.4).

Net profit for the year amounted to MSEK 3,067 (2,924). Earnings per share equaled SEK 14.63 (13.95), up 5%.

Balance sheet

	2001	2000
Net indebtedness	20,078	22,270
Debt/equity ratio, %	72.3	92.0
Equity/assets ratio, %	43.2	39.2

Balance sheet

During the year, the Group's total assets increased 4%, to MSEK 64,357 (61,688), a result of foreign exchange translation effects caused by the weaker Swedish krona (approximately 9%). The translation effects were partly offset by lower net investment in the rental fleet in the Rental Service business area and by reductions in working capital. The capital turnover ratio was 0.78 (0.80). The decline in this ratio resulted mainly from lower utilization of the rental fleet in the rental business, which is more capital intensive than the other businesses in the Group. Excluding the Rental Service business area, the capital turnover ratio was 1.36 (1.31).

Investments

Gross investment in rental equipment dropped, to MSEK 2,751 (5,679), while sales of used equipment reached MSEK 2,145 (1,723). Net investment declined as a result of concentrated efforts to improve the fleet mix and to reduce the capital tied up in the Rental Service operation.

Inventories


MSEK
%
6,000
24
5,000
20
4,000
16
3,000
12
2,000
8
1,000
4
0
0
97
98
99
00
01

▬ Inventories as % of revenues

☐ Inventories, MSEK

Trade receivables


MSEK
%
12,000
24
10,000
20
8,000
16
6,000
12
4,000
8
2,000
4
0
0
97
98
99
00
01

▬ Trade receivables as % of revenues

☐ Trade receivables, MSEK

Investments in property and machinery totaled MSEK 951 (923), in line with yearly depreciation. Investments in modern equipment were made in several production plants in 2001. Major investments were made in Compressor Technique's main plant in Antwerp, Belgium, including the extension and modernization of the laboratory infrastructure.

Geographic distribution of investments in tangible fixed assets incl. rental fleet

	2001	2000
North America	2,701	5,798
South America	78	84
Europe	740	551
of which Sweden	*167*	*101*
Africa/Middle East	41	32
Asia/Australia	142	137
Total	3,702	6,602

Inventories and trade receivables

The value of inventories as a proportion of revenues declined, to 11.7% (12.6). The impact of Rental Service reduced this proportion, as that business carries less inventory in relation to revenues than other businesses do. Excluding Rental Service, the proportion was 14.4% (15.2). All business areas except Construction and Mining Technique showed an improvement.

Trade receivables in relation to revenues were 19.7% (21.0). This decrease resulted from a favorable product and market mix as well as activities in all business areas to improve control of receivables.

Cash flow and net indebtedness

At year-end, liquid funds amounted to MSEK 1,343 (1,237), equal to 3% (3) of revenues. To complement the relatively low level of liquid funds, the Group has negotiated a committed stand-by credit facility with banks (see Funding risk on page 49).

The operating cash surplus after tax (defined as revenues, less operating expenses after the reversal of non-cash items, such as depreciation and amortization, and after taxes) totaled MSEK 6,771 (6,310), equal to 13% (14) of Group revenues.

Working capital decreased MSEK 385 (increased 402) in 2001 as a result of decreased volumes and dedicated asset management activities in all business areas. Net investment in tangible and other fixed assets totaled MSEK 1,412 (4,632). Most of that decrease was attributable to the rental fleet in the Rental Service business area. Operating cash flow before acquisitions and dividends reached an all-time high of MSEK 5,744 (1,276). Net payments for company acquisitions and divestments were MSEK 300 (372), mainly related to minor acquisitions by Compressor Technique and Construction and Mining Technique.

Net cash flow for the year before change in interest-bearing liabilities, including MSEK 1,125 (1,007) for dividends paid, improved to MSEK 4,319 (–103).

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid funds) amounted to MSEK 20,078 (22,270), of which MSEK 1,736 (1,521) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 72% (92). Adjusted for translation effects from exchange-rate changes during the year, the debt/equity ratio was 68%.

Summary cash-flow analysis

MSEK	2001	2000
Operating cash surplus after tax	6,771	6,310
of which depreciation added back	*4,556*	*3,982*
Change in working capital	385	-402
Cash flow from operations	7,156	5,908
Investments in tangible fixed assets	-3,702	-6,602
Sale of tangible fixed assets	2,354	2,055
Company acquisitions/divestments	-300	-372
Other investments, net	-64	-85
Cash flow from investments	-1,712	-5,004
Dividends paid	-1,125	-1,007
Net cash flow	4,319	-103

Shareholders' equity

At December 31, 2001, Group shareholders' equity including minority interests totaled MSEK 27,789 (24,201). Shareholders' equity per share was MSEK 133 (115). Equity accounted for 43% (39) of total assets. Atlas Copco's total market capitalization on the Stockholmsbörsen at year-end was MSEK 48,176 (42,656), or 175% (178) of net book value.

Changes in shareholders' equity (excl. minority interest)

MSEK	2001	2000
Opening balance	23,982	20,885
Dividend to shareholders	-1,100	-996
Translation differences for the period	1,619	1,169
Net profit for the period	3,067	2,924
Closing balance	27,568	23,982

Personnel

	2001	2000
Average number of employees, total	26,201	26,392
Sweden	2,532	2,400
Outside Sweden	23,669	23,992
Business areas		
Compressor Technique	8,577	8,171
Construction and Mining Technique	4,540	4,156
Industrial Technique	5,986	6,759
Rental Service	6,637	7,048
Other	461	258

In 2001, the average number of employees in the Atlas Copco Group decreased by 191, to 26,201 (26,392). Of that total, 10% (9) were employed in Swedish units. See also Note 2. At year-end, the Group had a total of 25,529 employees (26,772). For comparable units, the number of employees decreased by 1,627 during the year.

Option plan

In 2000, a worldwide stock option plan was implemented aimed at key employees in the Group. This program replaces the option plan launched in 1997.

The purpose of the plan is to attract, retain, and motivate key employees by providing long-term incentives through benefits linked to changes in the Company's share price. The employees to whom options are granted are chosen on a wholly discretionary basis from year to year. The selection criteria are performance and contribution.

In 2001, the extended plan included 300 employees in the Atlas Copco Group. The stock options granted entitle holders to acquire Atlas Copco A shares at an exercise price equal to 110% of the average share price during a period of 10–15 trading days starting on May 2, 2001. Share Appreciation Rights (SARs) were granted to employees in the United States, Belgium, Canada, India, Malaysia, and the Philippines. SARs do not entitle the holders to acquire shares but only to receive the gain in cash.

Employees, average


30,000
25,000
20,000
15,000
10,000
5,000
0
97
98
99
00
01
Sweden
Outside Sweden

The options and SARs have a term of six years and are issued with limited rights to be exercised during the first three years. They are granted free of charge and are not transferable. The options and SARs expire if employment is terminated, but vested options and SARs are generally exercisable one month after termination of employment.

The stock options and SARs are based on already existing Atlas Copco shares, so there will be no dilution for Atlas Copco shareholders. Approximately 1,000,000 shares (770,000) were required to cover the options and SARs granted for 2001, including the social security charges that will become payable when they are exercised. The cost of the program for 2001 was approximately MSEK 7 (3).

Product Development

	2001	2000
Research and development costs	1,107	969
As a percentage of revenues*	3.1	3.0

*) Excluding Rental Service revenues

Continuous research and development to secure innovative products are critical for maintaining the competitiveness of Atlas Copco's divisions. In 2001, the amount spent on these activities increased MSEK 138 from the preceding year. For further information see description under Business Areas. In accordance with Swedish accounting standards effective Jan. 1, 2002, certain development costs will be capitalized if the product is technically and commercially feasible. The capitalized costs will be amortized over the useful life.

Environmental Impact

Atlas Copco strives to conduct business in a manner that does not put nature at risk. The Company complies with environmental legislation in its operations and processes. Five Swedish companies in the Group conduct operations that require permission based on Swedish environmental regulations.

To guide the organization in its environmental efforts, Atlas Copco has a Group-wide policy. In 2001, the Group established an Environmental Council, consisting of representatives from each business area, to promote this policy internally and to ensure that the required processes as well as reporting procedures are in place.

The policy states that all divisions in the Atlas Copco Group must implement an Environmental Management System (EMS) and that major manufacturing sites should be certified in accordance with ISO 14001.

At year-end 2001, 84% of the Group's manufacturing and logistics capacity had implemented EMS, and 74% (62) of the total had ISO 14001 certification. The main certified sites are Atlas Copco Airpower in Belgium, Milwaukee Electric Tool in the United States, Atlas Copco Electric Tools in Germany, and Atlas Copco Rock Drills in Sweden. In 2001, among other units, Wuxi-Atlas Copco Compressor Company, China, received ISO 14001 certification. In addition, all rental stores in Atlas Copco's Rental Service business area had implemented EMS.

Almost every product has a greater impact on the environment during the time it is in use than the impact that its manufacture has. Environmental and ergonomic aspects have been integrated in Atlas Copco's product development process for many years. A good example of this is the range of compressors with variable-speed drives, which consume up to 35% less energy than the previous generation. In 2001, Atlas Copco introduced more models, extending the range.

In May 2002, Atlas Copco will publish its first Sustainability Report, focusing on environmental issues. This report will be available at www.atlascopco-group.com, where it also can be ordered as a publication.

Parent Company

Earnings

Earnings from shares in subsidiaries equaled MSEK 1,685 (1,581) and from associated companies MSEK 7 (24). Profit after financial items totaled MSEK 2,014 (2,026). The Parent Company reported a net profit after appropriations and taxes of MSEK 1,589 (1,672). Undistributed earnings totaled MSEK 5,193 (4,704).

Financing

The total assets of the Parent Company decreased MSEK 356, to MSEK 38,371. At year-end 2001, cash, bank deposits, and short-term investments amounted to MSEK 9 (22) and interest-bearing liabilities to MSEK 23,257 (24,486). Shareholders' equity, including the equity portion of untaxed reserves, represents 34% (32) of total assets.

Personnel

The average number of employees in the Parent Company was 58 (57). Fees and other remuneration paid to the Board of Directors, the President, and other members of Group management are specified in Note 2.

Distribution of shares

At year-end, Atlas Copco had share capital totaling MSEK 1,048 (1,048). Each share has a par value of SEK 5. For further information, see page 56.

Dividend

The Atlas Copco Group's non-restricted shareholders' equity equals MSEK 15,008. Of total retained earnings, MSEK 24 will be transferred to restricted reserves.

The Board of Directors proposes a dividend of SEK 5.50 (5.25) per share, corresponding to a total of MSEK 1,153 (1,100). See page 52.

Compressor Technique

- Profitable growth
- Investments in China
- Launch of new products
- New laboratory for shorter time-to-market

The Compressor Technique business area develops, manufactures, markets, and distributes oil-free and oil-injected air compressors, portable air compressors, gas and process compressors, turbo expanders, electrical power generators, air treatment equipment (such as compressed air dryers, coolers, and filters), and air management systems. Compressor Technique also has in-house resources for basic development in its core technologies as well as the manufacturing capacity to produce the compressor elements and other core components. Further, the business area offers specialty rental services based on compressors and generators. Development, manufacturing, and assembly are concentrated in Belgium, with other units situated in the United States, Germany, France, Italy, Great Britain, China, India, and Brazil.

The multibrand strategy is important for the business area, which hosts a number of niche brands besides the Atlas Copco brand. The smaller brands focus on specific customer segments and/or geographic regions.

The business area's strategy is to develop its leading position in the field of compressed air by capitalizing on its strong market presence worldwide, improving market penetration in Asia, North America, and eastern Europe, and continuously developing products and services to satisfy the needs of increasingly demanding customers. The strategy also includes developing the business for power generation and integral gear compressors for process gas applications.

Customers and product mix

Compressor Technique has a diversified customer base. The largest customer segments are the manufacturing and process industries, which together represent more than half of revenues. The construction industry is also an important segment, primarily for portable compressors and generators.

The products are intended for a wide spectrum of applications in which compressed air is used as a source of power or as active air in industrial processes. Clean, dry, and oil-free quality air is preferred for applications in which compressed air comes into direct contact with the end-product. Portable compressors and engine-driven electric power generators are a reliable power source for machines and tools in the construction sector as well as in numerous industrial applications. Gas and process compressors are supplied to various process industries, such as air separation plants, and to power utilities.

Competition

Compressor Technique's largest competitor in the market for air compressors is Ingersoll-Rand (U.S.). Other significant competitors are CompAir (Invensys, UK), Kaeser (Germany), Gardner-Denver (U.S.), Sullair (U.S.), Hitachi (Japan), Kobelco (Japan) and several regional or local competitors. In the market for integral-gear compressors for process gas applications, the main competitors are MAN Turbo (Germany) and Demag Delaval (Germany).

Market review

Orders received continued to grow in volume in 2001, despite a weaker demand than in 2000, and slower economic growth in most markets. The demand for industrial compressors and aftermarket business progressed well in the first half of the year but declined somewhat in the second half.

Industries that developed favorably were food and beverage, mechanical, and textile. The electronics industry weakened substantially in 2001.

In North America, demand weakened and volumes declined. Increased order volumes were recorded in Asia, with strong performance in China, as well as in the Middle East and Africa. Europe grew but at a slower pace than in 2000.

	2001	2000	1999
Orders received, MSEK	16,633	15,098	12,965
Revenues, MSEK	16,873	14,720	13,202
Operating profit, MSEK[1]	3,202	2,737	2,153
Operating margin, %	19.0	18.6	16.3
Return on capital employed, %	69	62	49
[1] *Items affecting comparability*	-	*–33*	-
Investments, MSEK	536	407	453
Number of employees	8,577	8,171	8,288

Revenues totaled MSEK 16,873 (14,720). Operating profit increased, to MSEK 3,202 (2,737), corresponding to a margin of 19.0% (18.6, excluding items affecting comparability 18.8%). The return on capital employed reached 69% (62).

Business development

Fair demand for industrial compressors supported by new product introductions and an increase in after-sales revenues led to yet another year of growth for the business area. Investments in manufacturing capacity were made in China, where sales and service offices were also established in cities with excellent potential. Compressor Technique strengthened its position as world leader in the compressed air business and technologies.

A new range of small oil-injected screw compressors was launched in the early part of the year, and additional models of the successful VSD compressor were introduced to the range. VSD compressors kept growing in 2001. Customers continue to demand and favor lower energy consumption and lower noise levels, as these features improve the workplace and the environment and result in lower costs of operation.

Difficulties in the supply of electricity in some markets, notably Brazil and the United States, positively influenced sales of generators, and the range of products was extended during the year.

In May, the generator manufacturer Masons (U.K.) was acquired, in line with the business area's strategy to develop the business for power generation.

In December, Grassair, a Dutch manufacturer of small and medium-sized industrial compressors, was acquired. This company will enhance the presence and share of small industrial compressors and services, primarily in the Dutch market.

After year-end, a letter of intent was signed to acquire Chinese compressor manufacturer Liuzhou Tech Machinery Co. Ltd. The company assembles oil-injected screw compressors and refrigerant air dryers and manufactures screw elements, and has an established sales and service organization.

Product development

Atlas Copco's Compressor Technique business area develops new products that provide considerable savings on energy costs for the customer and reduces environmental impacts. The business area continued to launch new products during the year. To expand and enhance testing capacity, MSEK 100 was invested in the extension and modernization of laboratory infrastructure in Antwerp, Belgium. The investment in testing capacity will allow Atlas Copco to reduce the time-to-market for more products of its product development program and thereby extend its lead in the international market for air compressors.

Increasingly, products are being developed providing integrated Internet functions enabling service personnel to access information on the products for customers and suppliers. Trade on the Net developed quickly with primary business partners.

Competence development

Competence mapping and development has received increasing attention and effort throughout the business area. Key competencies have been identified and, as part of our knowledge management program, have been further developed and strengthened through more training and mobility.



Bengt Kvarnbäck   Oscar Duprix   Luc Hendrickx



Ronnie Leten   Filip Vandenberghe   James Tapkas



Share of Group revenues 33%

Business area management

Business Area Executive: Bengt Kvarnbäck

Compressor Technique's divisions are:

- Portable Air, President Oscar Duprix
- Oil-free Air, President Luc Hendrickx
- Industrial Air, President Ronnie Leten
- Airtec, President Filip Vandenberghe
- Atlas Copco Applied Compressor and Expander Technique, President James Tapkas

Revenues


MSEK
20,000
16,000
12,000
8,000
4,000
0
97
98
99
00
01

Earnings and return


MSEK
%
3,500
100
2,800
80
2,100
60
1,400
40
700
20
0
0
97
98
99
00
01

- Return on capital employed, %
- Operating profit, MSEK

Revenue split



- North America 16%
- South America 7%
- Europe 50%
- Africa/Middle East 7%
- Asia/Australia 20%

Construction and Mining Technique

- Ongoing strong results from "use of products"
- Improved profitability
- Key drilling-rig order for low-seam applications
- Many products launched

The Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, tunneling and mining equipment, surface drilling equipment, construction tools, loading equipment, and exploration drilling equipment.

The products are sold, rented, and serviced for building and construction companies, large infrastructure projects, quarries, and mining companies around the world. The business area has its principal manufacturing plants in Sweden, the United States, and South Africa.

The business area's strategy is to maintain and reinforce its leading market position as a global supplier for drilling and loading applications, to develop its positions in exploration drilling and light construction equipment, and to increase revenues from "use of products" by offering more after-market services to customers. This shall be accomplished through continuous development of products and services that enhance productivity, improved market penetration, and acquisitions of complementary operations.

Customers and product mix

A key customer segment for the business area is construction, which accounts for about half of revenues. General and civil engineering contractors, often involved in infrastructure projects like tunneling or dam construction, are important customers for rock-drilling equipment and tools, while special trade contractors and rental companies are important customers for construction tools. The business area also has a rental operation for rock-drilling equipment in Europe, specializing in infrastructure projects. The mining sector purchases rock-drilling equipment, rock tools, and loading equipment. Exploration equipment is sold to mines as well as to exploration contractors and construction projects.

Both mining and contracting customers are vital groups for "use of products," such as consumables, maintenance contracts, service, parts, and rental. This part of revenues is steadily increasing.

Competition

Construction and Mining Technique's principal competitor is Sandvik (Sweden). Other competitors include Ingersoll-Rand (U.S.) and Furukawa (Japan) in the market for drilling rigs and construction tools; Boart Longyear (South Africa) for exploration drilling equipment and rock-drilling tools; and Caterpillar Elphinstone (Australia) for loading equipment.

Market review

In the mining sector, production remained stable, and orders received for consumables and spare parts increased. The aftermarket business sustained a healthy level of activity. However, the level of investment in the mining industry was low, and orders for equipment softened during the year. Construction activity and investment were weak overall, both in international projects (tunneling and hydropower) and in the general construction markets.

In Europe, demand was favorable and strongest in eastern Europe, France, and Great Britain. Demand was weak in North America, particularly in Canada. Asia, South America, and Australia remained on a par with the preceding year. Africa and the Middle East developed positively, with strong demand in South Africa.

	2001	2000	1999
Orders received, MSEK	7,282	6,921	6,062
Revenues, MSEK	7,253	7,083	5,725
Operating profit, MSEK	736	650	397
Operating margin, %	10.1	9.2	6.9
Return on capital employed, %	23	21	13
Investments, MSEK	454	370	415
Number of employees	4,540	4,156	4,123

Revenues totaled MSEK 7,253 (7,083). Operating profit ended at MSEK 736 (650). The operating profit margin increased, to 10.1% (9.2). Return on capital employed was 23% (21).

Business development

In line with market trends, demand for equipment softened, while sales of consumables, spare parts, and service were healthy. The business area continued to offer more services to its customers in response to the trend to outsource non-core activities, such as cost per meter contracts for consumables and service contracts for drilling equipment. This increased the share of revenues that comes from "use of products," now equal to 58% of total revenues.

Atlas Copco Rock Drilling Equipment and Atlas Copco Wagner received a breakthrough order for drilling rigs and loaders for low-seam applications. Surface drilling rigs introduced in 2000 and 2001 enjoyed solid sales. Atlas Copco Secoroc's business developed favorably, supported by demand in the mining industry and favorable acceptance of its full-service concept by the market. During the year, the decision was taken to further consolidate the manufacture of rock drilling tools to the Fagersta plant in Sweden.

The light construction equipment business suffered from weak demand in North America but sales was flat elsewhere. Sales growth for hydraulic hammers was favorable. During the year, the marketing and production of Chicago Pneumatic construction tools were integrated into the Atlas Copco Construction Tools Division. The factory in Mumbai, India, was closed and integrated into the Nasik factory in India.

Atlas Copco Craelius further developed its position in, and increased sales of equipment and consumables to, the exploration drilling industry, benefiting from last year's acquisitions and from the acquisition of Christensen Products in August 2001.

After year-end, the Group announced an agreement with German-based Thyssen-Krupp Technologies to acquire their hydraulic demolition tools company, Krupp Berco Bautechnik GmbH, which has annual revenues of about MSEK 600. Krupp Berco will become a part of the Atlas Copco Construction Tools division. An agreement was also signed to acquire Ankertechnik GmbH, the rock reinforcement division of Austrian-based MAI International, which has annual revenues of about MSEK 70. Ankertechnik will become a part of the Atlas Copco Rock Drilling Equipment division. Both acquisitions are subject to approval by regulatory authorities.

Product development

Customer productivity remained the focus of all new product development. Atlas Copco Secoroc introduced a new drifter system for longer durability and better hole quality. Atlas Copco Rock Drilling Equipment continued to introduce new rig types, developed on the established modular platform, as well as rock drills. The Atlas Copco Construction Tools division introduced hydraulic breaker models during the year which were well received by the market. Atlas Copco Craelius introduced new exploration rigs for underground and surface applications. Atlas Copco Wagner introduced a new 50-ton truck and an 18-ton loader.

Competence development

During the year, the business area held a variety of training activities involving products and business skills. The development of computer-based training advanced, and the business area continued to develop software systems to support its customers. These training activities were carried out for customers and employees and are also available on the Internet.



Freek Nijdam | Björn Rosengren | Patrik Nolåker



John Noordwijk | Claes Ahrengart | Stefan Andersson



■ Share of Group revenues14%

Business area management

Business Area Executive: Freek Nijdam, until February 28, 2002

Björn Rosengren, from March 1, 2002

Construction and Mining Technique's divisions are:

- Atlas Copco Rock Drilling Equipment, President Björn Rosengren
- Atlas Copco Craelius, President Patrik Nolåker
- Atlas Copco Wagner, President John Noordwijk
- Atlas Copco Construction Tools, President Claes Ahrengart
- Atlas Copco Secoroc, President Stefan Andersson

Revenues


MSEK
9,000
7,500
6,000
4,500
3,000
1,500
0
97
98
99
00
01

Earnings and return


MSEK
%
900
36
750
30
600
24
450
18
300
12
150
6
0
0
97
98
99
00
01

▬ Return on capital employed, %

☐ Operating profit, MSEK

Revenue split



■ North America 18%

☐ South America 10%

☐ Europe 39%

☐ Africa/Middle East 13%

Asia/Australia 20%

Industrial Technique

- Increased market shares in industrial power tools
- Record year for product launches
- Significant R&D investments

The Industrial Technique business area develops, manufactures, and markets industrial power tools and assembly systems for manufacturing applications, and professional electric power tools and accessories for construction and installation work. The brands used by Industrial Technique are among the most recognized in the industry: Atlas Copco, Milwaukee, AEG Power Tools, Chicago Pneumatic, CP Desoutter, and CP Georges Renault. These are marketed and sold by sales companies and industrial distributors. Industrial Technique operates plants in the United States, Sweden, Germany, France, and Great Britain.

The business area's strategy is to develop its leading position in industrial power tools, systems, and service and to be the first choice for more customers in the motor vehicle and other manufacturing industries. In professional electric tools, the strategy is to develop the business area's premium brands and to become the first choice among professional users worldwide. The business area's strategy is to expand the business into more geographic markets and to increase revenues from the time the product is in use. The business area continuously invests in product and process development to provide new and more innovative products and services to key customer segments.

Customer and product mix

Industrial Technique is the world leader in industrial tools and assembly systems for safety-critical joints and is the second largest manufacturer in North America of professional electric tools.

Due to exacting customer demands, the tools are efficient, reliable, ergonomic, and innovative.

The largest customer groups for industrial power tools, systems, and service are the motor vehicle industry, representing more than 20% of the business area's revenues, and general industry, with a somewhat smaller share. Professional electric tools are sold to the building industry's contractors and special trade contractors, mostly working with residential construction, normally via a third-party distributor. This customer segment represents more than half of the business area's revenues.

Competition

Industrial Technique's competitors in the industrial tools business include Ingersoll-Rand (U.S.) and Cooper Industries (U.S.). For professional electric tools, the main competitors are Robert Bosch GmbH (Germany), the Black & Decker Corporation (U.S.), and Makita Corporation (Japan).

Market review

Residential construction activity was slow, and distributors cut back inventories, which undercut demand for professional electric tools in North America and Europe, particularly in Germany. Towards year-end, demand in North America stabilized.

Demand for industrial tools, systems, and service remained at a healthy level in all markets, in particular in the motor vehicle industry. Demand weakened towards year-end, starting in North America and becoming apparent in Europe in the fourth quarter. The trend towards investment in more sophisticated electric industrial power tools continued, benefiting sales.

	2001	2000	1999*
Orders received, MSEK	12,068	11,425	10,553
Revenues, MSEK	12,126	11,454	10,345
Operating profit, MSEK[1]	1,123	1,238	1,032
Operating margin, %	9.3	10.8	10.0
Return on capital employed, %	13	16	14
[1] Items affecting comparability	*–100*	-	*+83*
Investments, MSEK	340	322	323
Number of employees	5,986	6,759	7,133

*) Includes eight months of revenues for Atlas Copco Controls.

Revenues totaled MSEK 12,126 (11,454). Operating profit decreased 9%, to MSEK 1,123 (1,238), corresponding to a profit margin of 9.3% (10.8). The operating profit includes a restructuring cost of MSEK 100. The profit margins, excluding items affecting comparability, was 10.1% (10.8). Return on capital employed was 13% (16).

Business development

The professional electric tools business was challenged in 2001 by a downturn in the U.S. economy and low activity levels in Europe, particularly in Germany. Cost-cutting measures were taken to adjust to lower sales volumes. These initiatives reduced administrative and manufacturing costs, while marketing and product development costs were maintained at the same level as previously. Industrial Technique's sales of professional electric tools decreased in volume.

In the fourth quarter, Milwaukee Electric Tool initiated a plant-restructuring program to concentrate most of its manufacturing in the states of Mississippi and Arkansas. The program will be completed in 2002 and will affect approximately 200 employees. Further, it was decided that the Milwaukee brand will be marketed actively in Europe beginning in March 2002. Costs related to these measures were charged to the 2001 accounts. The industrial tools business developed favorably despite a somewhat sluggish market. Sales of industrial tools grew in volume. Atlas Copco expanded its range of sophisticated electrical power tools, enhanced customer relations, and won market shares.

Effective January 1, 2001, the Chicago Pneumatic range of demolition tools was transferred to the Construction and Mining Technique business area, and the compressors to the Compressor Technique business area. These transfers affected 782 employees and revenues of MSEK 265 (annual revenues at the time of the transfers).

An extension of the European distribution center in Belgium was nearly completed during the course of 2001. Overall delivery service and stock availability increased, though inventory level decreased.

Product development

The business area makes significant investments in product development. In 2001, Atlas Copco Tools and Assembly Systems introduced a new range of control units for Tensor nutrunners, Power Focus 3000, to meet demands from the motor vehicle industry for enhanced quality control. A control system was also introduced for multispindle tightening.

Chicago Pneumatic launched new screwdrivers aimed at light assembly applications. The screwdrivers are based on a modular concept, enabling a large assortment using a small range of components.

Milwaukee Electric Tool had another year of numerous product launches. More than 50 new tools were brought to market in 2001. Atlas Copco Electric Tools launched a similar number of new tools. The range of battery-powered tools was further increased.

Competence development

Organizational training and development programs support and complement established competencies as well as organizational strategies and objectives. "World class" training programs for industrial tools are run 40 weeks per year. Web-based interactive product training is also available, and managers receive training in strategic areas. Job descriptions, performance reviews, and employee development plans center on the competencies of the organization and the industry and the functional requirements of the position. The business area exceeded the Group's target of 40 hours of training per employee.



Göran Gezelius — Dan Perry — Peter Möller



Charlie Robison — Johan Halling



■ Share of Group revenues 23%

Business area management

Business Area Executive: Göran Gezelius

Industrial Technique's divisions are:

- Milwaukee Electric Tool, President Dan Perry
- Atlas Copco Industrial Tools and Assembly Systems, President Peter Möller
- Chicago Pneumatic, President Charlie Robison
- Atlas Copco Electric Tools, President Johan Halling until February 28, 2002, President Åke Sundby from March 1, 2002

Revenues


MSEK
15,000
12,500
10,000
7,500
5,000
2,500
0
97
98
99
00
01

Earnings and return


MSEK
%
1,500
30
1,250
25
1,000
20
750
15
500
10
250
5
0
0
97
98
99
00
01

▬ Return on capital employed, %

□ Operating profit, MSEK

Revenue split



■ North America 56%
□ South America 2%
□ Europe 36%
□ Africa/Middle East 2%
Asia/Australia 4%

Rental Service

- Merger of Prime Service and Rental Service Corporation
- Profit deterioration due to low rental revenues and restructuring measures
- Strong cash flow

The Rental Service business area provides equipment rental and related services to more than 330,000 customers in the construction, industrial manufacturing, and homeowner segments. Sales of new and used equipment, spare parts, accessories, and merchandise support the rental business area, which has 530 rental yards throughout the United States, Canada, and Mexico.

The strategy of the business area is to be the first choice for customers who rent equipment by offering a comprehensive range of products, performing at optimum efficiency, and providing services with proven benefits to customers. Availability, proximity, price, and quality are the key factors for success. To defend and expand its strong market position, the business area applies a supply and service concept for industrial and construction customers by means of a hub and satellite system, information systems and logistics, purchasing power, and specialized brands.

Customers and product mix

Rental Service has a diverse customer base in North America. The largest customer segment is construction, which accounts for approximately 65% of revenues. Non-residential building activities account for half of these revenues. The balance of revenues from the construction segment is derived from activities associated with residential building, home improvement, and non-building construction.

The industrial segment accounts for the remaining 35% of total revenues. The business area has a solid presence in the chemical, petrochemical, and oil and gas industries. Other key customer groups in the industrial segment are industrial manufacturing, commercial services, and public service and utilities.

The largest product group in the rental fleet consists of aerial work platforms, such as booms and scissorlifts. Forklifts, air compressors, excavators, loaders, backhoes, compaction equipment, and generators are other major groups. These products account for approximately 85% of rental revenues. About 10% of the rental fleet consists of Atlas Copco products. There is a potential to increase that share to 15% in the medium term.

Products, merchandise, new equipment, and spare parts sold by the rental stores account for approximately 20% of total revenues. Retail showrooms offer a wide range of displayed products from preferred brand-name vendors. Individual "product specials" are routinely promoted and displayed in a prominent showroom location.

Competition

The principal competitor in the North American equipment rental market is United Rentals. Others include Hertz, Caterpillar (Cat Rental Stores), NationsRent, Neff, National Equipment Services, and Sunbelt.

Market review

Construction activity slowed early in 2001, and the trend continued down throughout the year. Most significant was the downturn in non-residential building activity. Monetary and fiscal measures taken by the U.S. government to support activity had little effect and consequently in the short term did not mitigate the weak demand for rental equipment.

Regionally, demand in midwestern states held up reasonably well. The largest drops in demand were noted in the southern and eastern states, in regions where the business area has a strong presence. The international markets, Canada and Mexico, continued to grow during the year.

The industrial and manufacturing industries also saw mixed results for 2001. Overall, industrial spending increased somewhat in 2001 over 2000.

	2001	2000	1999*
Revenues, MSEK	15,469	13,955	7,434
Operating profit, MSEK[1)]	1,255	1,855	1,010
Operating margin, %	8.1	13.3	13.6
Return on capital employed, %	4	6	6
[1)] *Items affecting comparability*	*–160*	*–127*	-
Investments, MSEK	2,467	5,570	2,125
Number of employees	6,637	7,048	4,572

*) Including only five months of RSC.

Rental Service revenues were MSEK 15,469 (13,955). Rental and related services accounted for 72% (72) of revenues; sales of new equipment, parts and related merchandise 16% (18); and sales of used equipment 12% (10). Operating profit was MSEK 1,255 (1,855), including all goodwill amortization and restructuring costs of MSEK 160 (127). The operating margin, excluding items affecting comparability, was 9.1% (14.2). The return on capital employed was 4% (6). The return on operating capital was 8% (13).

Business development

On January 1, 2001, Prime Service Inc. and Rental Service Corporation merged to form a single legal entity. The new company,

Rental Service Corporation, operates with three well-respected brands. RSC serves the construction market, comprised of heavy equipment and commercial construction. Prime Industrial focuses on the industrial and petrochemical rental segments. Prime Energy promotes its quality air, power generation, and temperature control business.

Efficiency measures, including store consolidation, were taken early in the year to improve the cost structure of the business. In March, further measures were announced in light of the deteriorating business climate. These measures included further staff reductions and the creation of an organization with fewer layers of management. The total number of employees decreased by 1,100. The business area consolidated 76 rental stores, opened 17 greenfield sites, and acquired five stores, to reach a total of 530 stores at year-end. Alongside the reduction in the number of rental stores, the rental fleet was scaled back and the mix was improved during the year.

The negative short-term effects of the internal measures taken, which proved more complex than anticipated, made the effects of the declining market worse, resulting in lost market shares and, consequently, lower profits.

The business area significantly reduced investment in new equipment and accelerated sales of used equipment suffering from slow rental demand. The business area contributed significantly to the Group's operating cash flow.

Service development

The Rental Service business area continued to develop its e-service solutions during the year. The customer report management system was enhanced by several new features.

In May, an on-line catalog for used equipment was introduced containing more 35,000 items. The "on-line rental—request for quote" system was opened up to a select group of customers in the third quarter. This on-line rental application is fully integrated into the rental operating system, bringing additional efficiencies.

Competence development

Internally, Rental Service Corporation continues to grow its people. Some of the key training initiatives were, inside sales management, process improvement, coaching and training, successful teams, and communication with employees were key training initiatives. Additionally, the Driver Training group provided safety driving programs in addition to safety-related loading and unloading training.



Thomas E. Bennett   Arthur J. Droege



■ Share of Group revenues 30%

Business area management

Business Area Executive:
Thomas E. Bennett until December 31, 2001
Freek Nijdam from February 28, 2002
Rental Service has one division:
- Rental Service Corporation, President Arthur J. Droege

Revenues


MSEK
18,000
15,000
12,000
9,000
6,000
3,000
0
97
98
99
00
01

Earnings and return


MSEK
%
2,100
30
1,750
25
1,400
20
1,050
15
700
10
350
5
0
0
97
98
99
00
01

▬ Return on capital employed*, %
☐ Operating profit, MSEK

*) including goodwill for both major acquisitions

Consolidated Income Statement

Amounts in MSEK		2001	2000
Revenues	Note 1	51,139	46,527
Cost of goods sold		–35,134	–31,154
Gross profit		16,005	15,373
Cost of marketing, administration, research and development	Note 3	–9,092	–8,361
Goodwill amortization	Note 4, 11	–713	–651
Other income and expenses from operations	Note 5	–70	31
Operating profit		6,130	6,392
Financial income and expenses	Note 6	–1,430	–1,703
Profit after financial items		4,700	4,689
Taxes	Note 8	–1,622	–1,723
Minority interest	Note 9	–11	–42
Profit for the year		3,067	2,924
Earnings per share, SEK	Note 10	14.63	13.95

Consolidated Balance Sheet

Amounts in MSEK			Dec. 31, 2001		Dec. 31, 2000	
Assets						
Fixed assets	Intangible assets	Note 11	22,600		20,792	
	Tangible assets					
	Rental equipment	Note 12	14,935		15,225	
	Other tangible assets	Note 12	5,258		4,908	
	Financial assets	Note 13	2,629	45,422	2,124	43,049
Current assets	Inventories	Note 15	5,987		5,881	
	Current receivables	Note 16	11,605		11,521	
	Investments	Note 17	313		296	
	Cash and bank	Note 17	1,030	18,935	941	18,639
Total assets				64,357		61,688
Shareholders' equity and liabilities						
Shareholders' equity	**Restricted equity**	Note 18				
	Share capital		1,048		1,048	
	Restricted reserves		11,512		10,484	
	Non-restricted equity	Note 18				
	Retained earnings		11,941		9,526	
	Profit for the year		3,067	27,568	2,924	23,982
Minority interest		Note 9		221		219
Provisions	***Interest-bearing provisions***					
	Pensions and similar commitments	Note 20	1,736		1,521	
	Non-interest-bearing provisions					
	Deferred taxes	Note 21	3,942		3,242	
	Other provisions	Note 22	1,053	6,731	1,084	5,847
Long-term liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 23	11,594		11,999	
	Non-interest-bearing liabilities					
	Other liabilities		211	11,805	282	12,281
Current liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 24	8,091		9,987	
	Non-interest-bearing liabilities					
	Operating liabilities	Note 25	9,941	18,032	9,372	19,359
Total shareholders' equity and liabilities				64,357		61,688
Assets pledged		Note 26		54		79
Contingent liabilities		Note 26		1,953		1,568

Cash Flow Statement

Amounts in MSEK		Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Operations					
Operating profit		6,130	6,392	–95	–17
Depreciation and amortization		4,556	3,982	3	3
Capital gain/loss and other non-cash items		–511	–498	–8	10
Operating cash surplus		10,175	9,876	–100	–4
Net financial income/expense		–1,433	–1,703	2,108	2,029
Dividends from associated companies		9	26	7	24
Cash flow from equity hedge/other items		–439	–277		
Taxes paid		–1,541	–1,612	–327	–365
Cash flow before change in working capital		6,771	6,310	1,688	1,684
Change in					
Inventories		369	–241		
Operating receivables		535	–1,422	–325	–45
Operating liabilities		–519	1,261	294	293
Change in working capital		385	–402	–31	248
Cash flow from operations		7,156	5,908	1,657	1,932
Investments					
Investments in tangible fixed assets	Note B	–3,702	–6,602	–2	–5
Sale of tangible fixed assets	Note B	2,354	2,055	-	-
Company acquisitions/divestments	Note C	–300	–372	–13	–1,318
Other investments, net		–64	–85	–6	–14
Cash flow from investments		–1,712	–5,004	–21	–1,337
Financing					
Dividends paid		–1,125	–1,007	–1,100	–996
Change in interest-bearing liabilities		–4,280	15	–549	82
Cash flow from financing		–5,405	–992	–1,649	–914
Cash flow after financing		39	–88	–13	–319
Liquid funds					
Liquid funds at beginning of year		1,237	1,286	22	341
Cash flow after financing		39	–88	–13	–319
Exchange-rate difference in liquid funds		67	39		
Liquid funds at year end		1,343	1,237	9	22

Notes to Atlas Copco Group Cash Flow Statement

MSEK unless otherwise noted

Net cash flow

		2001	Group 2000
Cash flow from operations		7,156	5,908
Cash flow from investments excl. company acquisitions/divestments		-1,412	-4,632
Cash flow from operations before financing		5,744	1,276
Company acquisitions/divestments	Note C	-300	-372
Dividends paid		-1,125	-1,007
Net cash flow	Note A	4,319	-103

Five year summary of cash flow statements 1997–2001	
Operating cash surplus after tax	26,326
of which depreciation added back	*14,481*
Change in working capital	-303
Cash flow from operations	26,023
Investments in tangible fixed assets	-17,792
Sale of tangible fixed assets	7,350
Company acquisitions/divestments	-26,078
Other investments, net	-121
Cash flow from investments	-36,641
Dividends paid	-4,449
New issue of shares	4,125
Net cash flow	-10,942

Cash flow and investments


MSEK
15,000
12,000
9,000
6,000
3,000
0
97
98
99
00
01

Operating cash surplus
Investments

Net indebtedness


MSEK
5,000
0
-5,000
-10,000
-15,000
-20,000
-25,000
97
98
99
00
01

Net indebtedness
Net indebtedness excl. provision for pensions

A Net indebtedness

	1997	1998	1999	2000	2001
Net indebtedness, Jan. 1	-1,899	-10,214	-10,052	-19,325	-22,270
Net cash flow	-7,459	489	-8,188	-103	4,319
Currency translation effects	-856	-327	-1,085	-2,842	-2,127
Net from operations	-8,315	162	-9,273	-2,945	2,192
Net indebtedness, Dec. 31	-10,214	-10,052	-19,325	-22,270	-20,078
Provision for pensions	2,016	1,940	1,450	1,521	1,736
Net indebtedness excluding provision for pensions, Dec. 31	-8,198	-8,112	-17,875	-20,749	-18,342

B Investments in/sales of fixed assets

	2001	2000
Investments in tangible fixed assets		
Rental equipment	2,751	5,679
Property and machinery	951	923
	3,702	6,602
Sale of tangible fixed assets		
Rental equipment	2,145	1,723
Property and machinery	209	332
	2,354	2,055

C Company acquisitions/divestments

The fair value of assets acquired and liabilities assumed from companies acquired/divested during the year:

	2001	2000
Fixed assets	240	462
Inventories	78	-54
Receivables	33	-17
Liquid funds	14	-26
Interest-bearing liabilities	-69	20
Other liabilities and provisions	-54	-29
Capital gain net, divested companies	3	10
Purchase price	245	366
Liquid funds in acquired/divested companies	-14	26
Interest-bearing liabilities in *acquired/divested companies*	69	-20
	300	372

Interest-bearing liabilities in acquired/divested companies are included in the cash flow statement under Change in interest-bearing liabilities.

Parent Company Income Statement and Balance Sheet

Income Statement

Amounts in MSEK		2001	2000
Administrative costs		–161	–158
Other income and expenses from operations	Note 5	66	141
Operating profit		–95	–17
Financial income and expenses	Note 6	2,109	2,043
Profit after financial items		2,014	2,026
Appropriations	Note 7	-97	12
Profit before taxes		1,917	2,038
Taxes	Note 8	–328	–366
Profit for the year		1,589	1,672

Balance Sheet

Amounts in MSEK			Dec. 31, 2001		Dec. 31, 2000	
Assets						
Fixed assets	Tangible assets	Note 12	13		14	
	Financial assets	Note 13	17,201	17,214	16,631	16,645
Current assets	Current receivables	Note 16	21,148		22,060	
	Investments	Note 17	5		10	
	Cash and bank	Note 17	4	21,157	12	22,082
Total assets				38,371		38,727
Shareholders' equity and liabilities						
Restricted equity	Share capital	Note 18	1,048		1,048	
	Share premium reserve		3,994		3,994	
	Legal reserve		1,737		1,737	
Non-restricted equity	Retained earnings	Note 18	3,604		3,032	
	Profit for the year		1,589	11,972	1,672	11,483
Untaxed reserves		Note 19		1,539		1,441
Provisions	Pensions and similar commitments	Note 20	37		41	
	Other provisions	Note 22	1	38	10	51
Long-term liabilities	Interest-bearing liabilities	Note 23		11,523		11,937
Current liabilities	Interest-bearing liabilities	Note 24	11,697		12,508	
	Operating liabilities	Note 25	1,602	13,299	1,307	13,815
Total shareholders' equity and liabilities				38,371		38,727
Assets pledged				-		-
Contingent liabilities		Note 26		284		492

Five Years in Summary

Atlas Copco Group

MSEK unless otherwise noted	1997	1998	1999	2000	2001
Operating profit	3,813	4,345	4,470	6,392	6,130
Operating profit margin, %	12.7	12.9	12.3	13.7	12.0
Profit after financial items	3,520	3,637	3,412	4,689	4,700
Profit margin, %	11.7	10.8	9.4	10.1	9.2
Profit for the year	2,208	2,283	2,247	2,924	3,067
Return on capital employed, %	21.1	17.2	14.1	14.5	12.6
Return on equity, %	17.6	16.1	13.6	13.2	11.7
Equity/assets ratio, %	39.2	41.6	39.3	39.2	43.2
Equity per share, SEK	71	81	101	115	133
Earnings per share, SEK	11.56	11.96	11.50	13.95	14.63
Dividend per share, SEK	4.08	4.32	4.75	5.25	5.50*
Orders received	30,685	32,979	36,534	46,628	50,916
Revenues	30,032	33,740	36,234	46,527	51,139
Change, %	20	12	7	28	10
Sales outside Sweden, %	97	97	97	98	98
Net interest expense	–306	–680	–1,034	–1,660	–1,402
—as % of revenues	*–1.0*	*–2.0*	*–2.9*	*–3.6*	*–2.7*
Interest coverage ratio	6.5	4.9	3.8	3.6	3.9
Cash flow from operations before financing	3,878	2,149	2,413	1,276	5,744
Total assets	34,790	37,166	53,650	61,688	64,357
Capital employed	25,462	27,635	41,688	47,708	49,210
Debt/equity ratio, %	74.9	65.0	91.7	92.0	72.3
Capital turnover ratio	1.08	0.94	0.83	0.80	0.78
Investments in property and machinery	840	853	939	923	951
—as % of revenues	*2.8*	*2.5*	*2.6*	*2.0*	*1.9*
Investments in rental equipment	920	1,594	2,342	5,679	2,751
—as % of revenues	*3.1*	*4.7*	*6.5*	*12.2*	*5.4*
Average number of employees	22,296	23,857	24,249	26,392	26,201
Revenues per employee, SEK thousands	1,347	1,414	1,494	1,763	1,952

For definitions see page 32.

*) According to the Board of Directors' proposal.

Quarterly Data

Revenues by business area

	2000				2001			
MSEK	1	2	3	4	1	2	3	4
Compressor Technique	3,345	3,625	3,643	4,107	3,928	4,189	4,324	4,432
Construction and Mining Technique	1,650	1,809	1,726	1,898	1,828	1,828	1,766	1,831
Industrial Technique	2,619	2,805	2,869	3,161	2,838	3,054	3,002	3,232
Rental Service	3,023	3,332	3,751	3,849	3,659	3,940	4,094	3,776
Eliminations	–120	–197	–194	–174	–152	–131	–145	–154
Atlas Copco Group	10,517	11,374	11,795	12,841	12,101	12,880	13,041	13,117

Earnings by business area

	2000				2001			
MSEK	1	2	3	4	1	2	3	4
Compressor Technique	580	664	698	795	738	831	829	804
—as a percentage of revenues	*17.3*	*18.3*	*19.2*	*19.4*	*18.8*	*19.8*	*19.2*	*18.1*
Construction and Mining Technique	142	173	164	171	185	182	178	191
—as a percentage of revenues	*8.6*	*9.6*	*9.5*	*9.0*	*10.1*	*10.0*	*10.1*	*10.4*
Industrial Technique	263	299	298	378	277	303	305	238
—as a percentage of revenues	*10.0*	*10.7*	*10.4*	*12.0*	*9.8*	*9.9*	*10.2*	*7.4*
Rental Service	390	464	469	532	328	430	378	119
—as a percentage of revenues	*12.9*	*13.9*	*12.5*	*13.8*	*9.0*	*10.9*	*9.2*	*3.2*
Corporate items	–47	–59	71	–53	–65	–54	–63	–4
Operating profit	1,328	1,541	1,700	1,823	1,463	1,692	1,627	1,348
—as a percentage of revenues	*12.6*	*13.5*	*14.4*	*14.2*	*12.1*	*13.1*	*12.5*	*10.3*
Financial income and expenses	–385	–411	–455	–452	–414	–382	–340	–294
Profit after financial items	943	1,130	1,245	1,371	1,049	1,310	1,287	1,054
—as a percentage of revenues	*9.0*	*9.9*	*10.6*	*10.7*	*8.7*	*10.2*	*9.9*	*8.0*

Summary in USD and EUR

Atlas Copco Group

	MUSD					MEUR				
Amounts in MUSD and MEUR unless otherwise noted	1997	1998	1999	2000	2001	1997	1998	1999	2000	2001
Operating profit	359	409	421	602	578	407	464	477	682	654
Operating profit margin, %	12.7	12.9	12.3	13.7	12.0	12.7	12.9	12.3	13.7	12.0
Profit after financial items	332	343	321	442	443	376	388	364	500	502
Profit margin, %	11.7	10.8	9.4	10.1	9.2	11.7	10.8	9.4	10.1	9.2
Profit for the year	208	215	212	276	289	236	244	240	312	327
Return on capital employed, %	21.1	17.2	14.1	14.5	12.6	21.1	17.2	14.1	14.5	12.6
Return on equity, %	17.6	16.1	13.6	13.2	11.7	17.6	16.1	13.6	13.2	11.7
Equity/assets ratio, %	39.2	41.6	39.3	39.2	43.2	39.2	41.6	39.3	39.2	43.2
Orders received	2,891	3,107	3,442	4,393	4,798	3,275	3,520	3,899	4,977	5,434
Revenues	2,830	3,179	3,414	4,384	4,819	3,205	3,601	3,867	4,966	5,458
Change, %	20	12	7	28	10	20	12	7	28	10
Sales outside Sweden, %	97	97	97	98	98	97	97	97	98	98
Net interest expense	–29	–64	–97	–156	–132	–33	–73	–110	–177	–150
—as % of revenues	*–1.0*	*–2.0*	*–2.9*	*–3.6*	*–2.7*	*–1.0*	*–2.0*	*–2.9*	*–3.6*	*–2.7*
Interest coverage ratio	6.5	4.9	3.8	3.6	3.9	6.5	4.9	3.8	3.6	3.9
Cash flow from operations before financing	365	202	227	120	541	414	229	258	136	613
Total assets	3,278	3,502	5,055	5,812	6,064	3,713	3,967	5,726	6,584	6,869
Capital employed	2,399	2,604	3,928	4,495	4,637	2,718	2,949	4,449	5,092	5,252
Debt/equity ratio, %	74.9	65.0	91.7	92.0	72.3	74.9	65.0	91.7	92.0	72.3
Capital turnover ratio	1.08	0.94	0.83	0.80	0.78	1.08	0.94	0.83	0.80	0.78
Investments in property and machinery	79	80	88	87	90	90	91	100	99	101
—as % of revenues	*2.8*	*2.5*	*2.6*	*2.0*	*1.9*	*2.8*	*2.5*	*2.6*	*2.0*	*1.9*
Investments in rental equipment	87	150	221	535	259	98	170	250	606	294
—as % of revenues	*3.1*	*4.7*	*6.5*	*12.2*	*5.4*	*3.1*	*4.7*	*6.5*	*12.2*	*5.4*
Average number of employees	22,296	23,857	24,249	26,392	26,201	22,296	23,857	24,249	26,392	26,201
Invoiced sales per employee, kUSD/kEUR	127	133	141	166	184	144	151	159	188	208

Per share data, USD and EUR unless otherwise noted	1997	1998	1999	2000	2001	1997	1998	1999	2000	2001
Earnings	1.09	1.13	1.08	1.31	1.38	1.23	1.28	1.23	1.49	1.56
Dividend	0.38	0.41	0.45	0.49	0.52*	0.44	0.46	0.51	0.56	0.59*
Dividend as % of earnings	35.3	36.2	41.3	37.6	37.6	35.3	36.2	41.3	37.6	37.6
Offer price, Dec. 31, A share	21.48	16.11	23.74	19.50	22.14	24.33	18.25	26.90	22.09	25.08
Offer price, Dec. 31, B share	21.48	15.92	23.56	18.66	20.73	24.33	18.04	26.68	21.13	23.48
Highest price quoted, A share	24.12	23.27	24.50	24.50	23.56	27.32	26.36	27.75	27.75	26.68
Lowest price quoted, A share	14.60	13.29	14.13	14.79	15.36	16.54	15.05	16.01	16.76	17.40
Average price quoted, A share	19.41	18.56	20.16	18.94	19.98	21.99	21.03	22.84	21.45	22.63
Equity	6.69	7.63	9.52	10.84	12.53	7.58	8.65	10.78	12.27	14.20
Dividend yield, %	2.0	2.2	2.2	2.6	2.6	2.0	2.2	2.2	2.6	2.6
Price/earnings	17.8	16.5	18.6	14.4	14.5	17.8	16.5	18.6	14.4	14.5
Price/sales	1.31	1.12	1.24	0.91	0.87	1.31	1.12	1.24	0.91	0.87

Exchange Rates: USD 1 = SEK 10,613, EUR 1 = SEK 9,369.

For definitions see page 32 and 58.

*) According to the Board of Directors' proposal.

Notes to the Financial Statements

MSEK unless otherwise stated

Accounting principles

The financial statements of Atlas Copco have been prepared in accordance with the Swedish Annual Accounts Act and accounting principles generally accepted in Sweden.

Consolidation

The Consolidated Income Statement and Balance Sheet of the Atlas Copco Group include all companies in which the Parent Company, directly or indirectly, holds more than 50% of the voting rights as well as those companies in which the Group in some other manner has decisive influence.

The consolidated financial statements have been prepared in accordance with the purchase method whereby assets and liabilities of acquired companies are reported at fair value at the time of acquisition. Any excess of the purchase price over the fair value is accounted for as goodwill (see below).

Earnings of companies acquired during the year are reported in the Consolidated Income Statement from the date of acquisition. The gain or loss on companies divested during the year is calculated on the basis of the Group's reported net assets in such companies including earnings to the date of divestment.

Goodwill

The acquisition of well-established companies active in an international environment normally means that the acquisition price substantially exceeds the tangible net worth. The market price is determined primarily by future expectations, which are based on the company's market position and know-how.

A company acquisition in which the acquisition price exceeds the company's net assets valued at market price results in intangible assets which are capitalized and amortized over a certain period.

Goodwill is normally amortized over 10 years, while goodwill arising from strategic acquisitions is amortized over a period of 20–40 years. For disclosure of goodwill regarding the acquisitions of Milwaukee Electric Tool Corporation, Prime Service and Rental Service Corporation, see page 44.

Goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates.

Associated companies

Companies in which the Atlas Copco Group controls between 20 and 50% of the voting rights, and in which it has a substantial ownership involvement, are reported as associated companies. Holdings in associated companies are reported in the Consolidated Income Statement and Balance Sheet in accordance with the equity method.

Atlas Copco's share of income after net financial items in associated companies is reported in the Income Statement, under the heading Other income and expenses from operations. Atlas Copco's portion of taxes in associated companies is reported in the consolidated tax expense.

The related acquisition costs are reported under Financial assets in the Balance Sheet, after adjustments for shares of income, less dividend received. Undistributed income in these companies is reported among restricted reserves in consolidated shareholders' equity.

Unrealized gains arising from transactions with associates are charged against the investment in the associate.

Translation of accounts of foreign subsidiaries

Atlas Copco applies the current-rate method in translating the accounts of foreign subsidiaries, in accordance with the standards of the Swedish Financial Accounting Standards Council (Swedish RR). In applying this method, the subsidiaries are primarily reported as independent units with operations conducted in foreign currencies and in which the Parent Company has a net investment. The exceptions to this approach are those subsidiaries, which are located in high-inflation countries, and those referred to as integrated companies. The accounts of such subsidiaries are translated according to the monetary method.

In accordance with the current-rate method, all assets and liabilities in the balance sheets of subsidiaries are translated at year-end rates, and all items in the income statements at the average exchange rate for the year. Translation differences that arise are reported directly as a component of shareholders' equity and are not included in current earnings.

For those subsidiaries' financial statements that are translated in accordance with the monetary method, all non-monetary items such as real estate (land and buildings), machinery and equipment, inventories and shareholders' equity are translated at the acquisition date exchange rates. Monetary items are translated at year-end rates. The income statement has been translated at the average rate for the year except for cost of goods sold and depreciation which have been translated at the historical rate. Differences arising from the translation of the accounts for these companies have been included in the Income Statement.

Classification of foreign subsidiaries

The RR standard requires that the user choose translation procedures based on each specific situation. Foreign subsidiaries are classified as either independent or integrated companies. The accounts of independent companies are translated according to the current-rate method, and integrated companies according to the monetary method.

Based on the criteria defined for classification of companies, the majority of Atlas Copco's subsidiaries have been defined as independent companies. Companies operating in highly-inflationary economies are translated according to the monetary method. The operational currency of these companies is the USD and is, therefore, translated in two stages.

In the first stage, the accounts are translated to USD in accordance with the monetary method, whereby translation differences arising are charged to current earnings. In the second stage, the company's balance sheet items are translated to SEK using the year-end rate and the income statement items are translated at the average rate for the year. The resulting translation differences are recorded in shareholders' equity.

Revenue Recognition —goods sold and services rendered

Revenue from sales of goods is recognized when delivery has occurred and the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services is recognized in current earnings in proportion to the stage of completion of the transaction at the balance sheet dates providing that a reliable profit estimate can be made.

Rental operations

Revenues are derived from the rental of equipment on a daily, weekly or monthly basis, as well as from sales of parts, supplies, and new and used equipment. The rental fleet includes a broad selection of equipment ranging from small items such as pumps, generators and electric hand tools to larger equipment such as air compressors, dirt equipment, aerial manlifts, skid-steer loaders and backhoes. Customers vary widely by location and consist of the following general categories: industrial, construction, government and homeowners. Rental equipment is recorded at cost and is depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is three to twelve years. Rental equipment is depreciated to a salvage value of 0–10% of cost. Ordinary repair and maintenance costs are included in current operations as incurred.

Inventories

Inventories are valued at the lower of cost or market, in accordance with the First-in, first-out principle and the net sales value. Inventories are reported net of deductions for obsolescence and internal profits arising in connection with deliveries from the production companies to the sales companies.

Receivables and liabilities in foreign currencies

Receivables and liabilities in foreign currencies are translated at the year-end rate.

When a loan in a foreign currency has been converted to a different currency through the use of a swap agreement, the loan is valued at the year-end exchange rate for the swapped currency.

Exchange rates for major currencies used in the year-end accounts are shown on page 49.

Provisions including warranties

A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

A provision for warranties is charged as cost of goods sold at the time the products are sold based on the estimated cost using historical data for level of repairs and replacements.

Financial investments

Financial and other investments that are to be held to maturity are valued at amortized cost.

Investments intended for trading are valued at the lower of cost or market.

Derivative instruments

Provisions are recorded for unrealized losses to the extent these exceed unrealized gains when valuing outstanding forward contracts, options and swaps. Unrealized gains that exceed unrealized losses are not recognized as income.

Hedging of net investments

Current policy stipulates that derivative contracts such as forwards, swaps and options shall not be used for hedging of net assets in foreign subsidiaries, since derivative contracts give rise to cash flow risks at roll-over dates.

Prior to 1998 forward contracts and currency swaps in foreign currencies have been entered into in order to hedge the Group's net assets (see page 48). In the consolidated accounts, the valuation is based on market value and current rates. Foreign exchange gains and losses on such contracts, less current and deferred tax, are not included in income for the year but are offset against translation differences arising in connection with the translation of the foreign subsidiaries' net assets.

Premiums and discounts are amortized straight-line over the life of the contracts and reported in interest income and expense.

Hedging of commercial flows

The Group uses forward exchange contracts to hedge certain future transactions based on forecasted volume, so-called commercial flow hedges. Unrealized gains and losses on such forward exchange contracts are deferred and recognized in the income statement in the same period that the hedged transaction is recognized.

Product development costs

Research and development costs are expensed as incurred.

Depreciation

Depreciation is calculated based on the original cost using the straight-line method over the estimated useful life of the asset. The following economic lives are used for depreciation and amortization:

	Years
Goodwill and other intangible assets	
strategic acquisitions	21–40
other acquisitions	5–20
Buildings	25–50
Machinery, technical plant and equipment	3–10
Vehicles	4–5
Computer hardware and software	3–4
Rental equipment	3–12

Leasing

Leases are classified in the consolidated financial statement as either finance leases or operating leases. A finance lease entails the transfer to the lessee, to a material extent, of the economic risks and benefits associated with ownership. If this is not the case, the lease is accounted for as an operating lease. Accounting for finance leases implies that the fixed asset in question is reported as an asset in the balance sheet and that a corresponding liability is recorded. Fixed assets under financial leases are depreciated over their estimated useful lives, while the lease payments are reported as interest and amortization of the lease liability. An operating lease implies that there is no asset or liability to report in the Balance Sheet. In the Income Statement, the costs of operating leases are distributed over the term of the lease.

Taxes

Income taxes include both current and deferred taxes in the consolidated accounts. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year. The calculation of deferred taxes is based on the differences between the values reported in the balance sheet and their respective values for taxation. Deferred taxes are recorded on temporary differences. The liability method is applied in the calculation of deferred taxes including the use of the enacted tax rate for the individual tax jurisdiction. Any tax-loss carryforwards that arise are recorded as an asset in instances where it is more likely than not that they will result in lower tax payments in the future.

Taxes—Parent Company

In accordance with the Swedish Accounting Standard RR 9, deferred taxes have been recorded on temporary differences between the values reported on the balance sheet and those reported for taxation. Also in accordance with this standard, allocations to untaxed reserves continue to be reported on a gross basis in the parent company accounts. In the consolidation, these reserves are allocated to deferred taxes and restricted equity with changes in the reserves being recorded as deferred taxes in current earnings.

Definitions

Operating profit margin
Operating profit as a percentage of revenues.

Profit margin
Profit after financial items as a percentage of revenues.

Capital employed
Total assets less non-interest-bearing liabilities/provisions.

In calculating capital employed in the business areas, in contrast to the calculation for the Group, deferred tax liabilities are not deducted. Capital employed reported by business area includes an allocation of the total Group cash and financial investments in proportion to average capital employed.

Return on capital employed (ROCE)
Profit after financial items plus interest paid and foreign exchange differences as a percentage of average capital employed.

Return on equity
Profit after financial items less taxes and minority interest as a percentage of average shareholders' equity.

Equity/assets ratio
Shareholders' equity and minority interest, as a percentage of total assets.

Capital turnover ratio
Revenues divided by average total assets.

Net indebtedness
Interest-bearing liabilities/provisions less liquid funds.

Debt/equity ratio
Net indebtedness in relation to shareholders' equity, including minority interest.

Net cash flow
Change in net indebtedness excluding currency exchange-rate effects.

Interest coverage ratio
Profit after financial items plus interest paid and foreign exchange differences divided by interest paid and foreign exchange differences.

Earnings per share
Profit after financial items less taxes and minority interest, divided by the average number of shares outstanding.

Weighted average cost of capital (WACC)

$$\frac{\text{Interest-bearing liabilities} \times i + \text{market capitalization} \times r}{\text{Interest-bearing liabilities} + \text{market capitalization}}$$

i: The Swedish risk-free interest rate (10-year government bonds) plus 0.5 percentage points to compensate for the premium Atlas Copco pays on borrowings compared to that of the Swedish state.

r: The Swedish risk-free interest rate, plus a risk premium (5.0%).

Notes

1 Revenues by business area and market

Revenues by business area

		Group
	2001	2000
Compressor Technique	16,873	14,720
Construction and Mining Technique	7,253	7,083
Industrial Technique	12,126	11,454
Rental Service	15,469	13,955
Eliminations	–582	–685
	51,139	46,527

Revenues by market

		Group
	2001	2000
North America	25,942	24,080
South America	2,043	1,770
Europe	15,555	13,980
of which Sweden	*882*	*833*
of which EU	*12,910*	*11,609*
Africa/Middle East	2,269	1,897
Asia/Australia	5,330	4,800
	51,139	46,527

Group operating profit by business area is reported in the Board of Directors' Report. Revenues and operating profit per quarter are shown on page 28.

2 Employees and personnel expenses

Average number of employees

	Women	Men	2001 Total	2000 Total
Parent Company				
Sweden	26	32	58	57
Subsidiaries				
North America	2,047	8,397	10,444	11,013
South America	131	880	1,011	959
Europe	2,026	8,984	11,010	10,357
of which Sweden	*384*	*2,090*	*2,474*	*2,343*
of which EU	*1,847*	*8,444*	*10,291*	*9,797*
Africa/Middle East	130	677	807	954
Asia/Australia	407	2,464	2,871	3,052
Total in subsidiaries	4,741	21,402	26,143	26,335
Grand total	4,767	21,434	26,201	26,392

Salaries and other remuneration

		2001		2000
	Board & Presidents	Other employees	Board & Presidents	Other employees
Parent Company				
Sweden	18	38	16	34
of which bonuses	*4*		*4*	
Subsidiaries				
North America	34	4,740	43	4,493
South America	14	179	16	192
Europe	124	3,784	105	3,347
of which Sweden	*12*	*781*	*10*	*760*
of which EU	*109*	*3,592*	*93*	*3,201*
Africa/Middle East	7	111	6	100
Asia/Australia	21	471	17	423
Total in subsidiaries	200	9,285	187	8,555
of which bonuses	*24*		*25*	
Grand total	218	9,323	203	8,589

		Group	Parent Company	
	2001	2000	2001	2000
Salaries and other remuneration	9,541	8,792	56	50
Contractual pension benefits for Board members and Presidents	13	10	1	1
Contractual pension benefits for other employees	713	661	17	19
Other social costs	1,211	1,442	16	15
Total	11,478	10,905	90	85
Capitalized pension obligations to Board members and Presidents	41	38	17	17

Note 2, to be continued.

Note 2, continued.

Remuneration and other fees for members of the Board, the President and CEO, other members of the Group management

In 2001, the Chairman of the Board received SEK 1,000,000 and the Vice Chairman received SEK 350,000 on an annual basis. Annual compensation of SEK 275,000 was paid to each of the Board members not employed by the Company. Board member Hari Shankar Singhania also received fees from Group companies in the amount of SEK 100,000.

The President and Chief Executive Officer, Giulio Mazzalupi, received a salary of SEK 5,903,471 plus a bonus of SEK 2,634,000. In addition, he has a pension benefit from the Company up to 47% of base salary upon retirement, payable from age 65. This is funded through annual payments into pension insurances.

All four Business Area Executives have defined contribution pension plans. This means that a fixed premium is paid to an independent Insurance Company or Pension fund during each year of employment. Base salary, alternatively base salary inclusive of bonus, is the basis for calculation of the premium. For persons employed in Sweden the bonus is not included. After the employment has ceased Atlas Copco has no further commitments.

Regarding employment termination of the President and Chief Executive Officer and the Business Area Executives, severance is not paid if the employee gives notice. If the Company terminates the employment prior to retirement, the maximum Company commitment is to pay two years' final base salary. However, for one of the Business Area Executives, the maximum Company commitment is to pay final base salary, plus continued benefits, and bonus, for 12 months.

Remuneration to auditors

Audit fees and consultancy fees to auditors, for advice or assistance other than audit, were as follows:

	Group		Parent Company	
	2001	2000	2001	2000
KPMG				
Audit fee	11	10	1	1
Other	12	6	2	1
Arthur Andersen				
Audit fee	9	9	0	0
Other	6	3	1	2
Other audit firms				
Audit fee	2	2	-	-
	40	30	4	4

Activities of the Board of Directors of Atlas Copco AB during the year 2001

The Board of Directors of the Company had ten members, one of which is the President and Chief Executive Officer, elected by the Annual General Meeting and three members, with three personal deputies, appointed by the unions.

During 2001, there were seven board meetings, of which one was held outside Sweden and one was a per capsulam meeting. Each meeting was governed by an approved agenda. To ensure an efficient process at each meeting, the Board members received a package of written documentation prior to the meeting covering each agenda item. This ensured that all matters raised were supported by such sufficient and relevant information as was required to form a basis for a decision. Members of the Executive Group Management were regularly present at the Board meetings. In between meetings, there were regular contacts between the Chairman and the President. Each Board member received a written update from the President on major events and business development in those months when there was no Board meeting.

To ensure that decisions on major matters would not be unduly delayed, the Board can appoint smaller committees among its members to follow up and make proposals to the Board regarding such matters. Such committees were during the year acting in the areas of Company President succession, tax, and external auditing. The remuneration committee, which was appointed in 1999, also met during the year.

The following process applied regarding the nomination of the Board members who will be proposed by a group of major shareholders for election at the Annual General Meeting in 2002; in November/December 2001, the Chairman made an assessment of the work of the Board and its members during the year. He then met with representatives of Investor AB and presented his assessment of the need of special Board competence and compared such needs with available resources in the Board. Next step in the nomination process was that Investor AB met with the group of major shareholders in which Robur Fonder and Alecta were represented.

In April, the Board adopted a revised version of its Rules of Procedure and Written Instructions.

The Company's external auditors reported their observations from the annual audit in person and presented their views on the internal control quality level in the Group at the February Board meeting.

3 Cost of marketing, administration, research and development

		Group
	2001	2000
Marketing costs	4,894	4,502
Administrative costs	3,091	2,890
Research and development costs	1,107	969
	9,092	8,361

4 Depreciation

		Group		Parent Company
	2001	2000	2001	2000
Goodwill	713	651	-	-
Patents, etc.	12	10	-	-
Buildings	125	135	-	-
Machinery and other technical plant	567	519	-	-
Equipment, etc.	265	252	3	3
Rental equipment	2,874	2,415	-	-
	4,556	3,982	3	3

5 Other income and expenses from operations

		Group		Parent Company
	2001	2000	2001	2000
Items affecting comparability	–260	–26	-	75
Other operating income	201	194	67	68
Other operating expenses	–11	–137	–1	–2
	–70	31	66	141

For 2001, items affecting comparability include restructuring costs of 160 in the Rental Service Business Area. The caption also includes restructuring costs for consolidation of production in Milwaukee Electric Tool in the Industrial Technique Business Area.

For 2000, items affecting comparability include a refund of 226 related to a Swedish multi-employer pension plan as well as early retirement provisions of –92. The caption also includes –127 of costs related to the decision to merge Prime and RSC within the Rental Service Business Area and –33 related to rationalization of production within the Compressor Technique Business Area.

Other operating income includes profits from insurance operations, capital gains on the sale of fixed assets totaling 50 (40), commissions received of 25 (30), capital gain on sale of companies 11 (5) and exchange-rate gains attributable to operations of 3 (-). Other operating expense in 2000 includes exchange-rate losses attributable to operations of 122.

Other operating income for the Parent Company includes commissions received totaling 62 (63).

For the Parent Company items affecting comparability in 2000 consisted of a pension refund of 75.

6 Financial income and expenses

		Group		Parent Company
	2001	2000	2001	2000
Profit from shares in Group companies				
Dividends received			734	721
Group contributions			951	860
Write-downs			-	–7
			1,685	1,574
Profit from shares and participations in associated companies				
Dividends received			7	24
Write-downs			–8	–3
			–1	21
Profit from financial fixed assets				
Dividends received	2	-	-	-
Interest income				
Group companies			718	825
Others	14	10	-	-
Capital gains	3	-	2	-
	19	10	720	825
Other interest income				
Interest income				
Group companies			1,214	1,449
Others	145	71	104	31
	145	71	1,318	1,480
Interest and similar expenses				
Interest expense				
Group companies			–185	–178
Others	–1,561	–1,741	–1,457	–1,674
Foreign exchange differences	–33	–43	29	–5
	–1,594	–1,784	–1,613	–1,857
Financial income and expenses	–1,430	–1,703	2,109	2,043

The interest portion of provision for pensions is not charged against operating income but is shown as interest expense for both Swedish and foreign companies. The amount is based on the average of the opening and closing pension provisions. For Swedish companies, interest has been calculated at 3.7% (4.2). The interest portion for 2001 amounted to 64 (48), of which Swedish companies accounted for 3 (3). In the Parent Company, the corresponding amount was 1 (2).

The interest differential between international and Swedish interest rates on forward contracts and swap agreements used to hedge shareholders' equity in non-Swedish companies in the Group was negative, at –54 (positive: 64).

7 Appropriations—Parent Company

Tax legislation in Sweden and in certain other countries allows companies to retain untaxed earnings through tax-deductible allocations to untaxed reserves. By utilizing these regulations, companies can appropriate and retain earnings within the business without being taxed. The untaxed reserves created in this manner cannot be distributed as dividends.

The untaxed reserves are subject to tax only when they are utilized. If the company reports a loss, certain untaxed reserves can be utilized to cover the loss without being taxed.

	Parent Company	
	2001	2000
Appropriation to tax allocation reserve, net	–139	–87
Dissolution of foreign exchange reserve	42	42
Dissolution of tax equalization reserve	-	57
	–97	12

If the Parent Company reported deferred tax on appropriations as reported in the consolidated accounts, deferred tax expense would have amounted to –27 (3).

8 Taxes

	Group		Parent Company	
	2001	2000	2001	2000
Current taxes				
Sweden	379	427	327	365
Other countries	1,162	1,185		
Deferred taxes	79	108	1	1
Taxes in associated companies	2	3		
	1,622	1,723	328	366

The tax expense for the year totaled 1,622 (1,723), equal to 34.5% (36.7) of profit after financial items.

The Group's total tax expense, compared to Swedish corporate tax rate, is affected by its strong position in countries with higher tax rates, including Belgium, France, Germany, and the United States.

Non-deductible goodwill depreciation also has an adverse effect on the tax ratio.

The following is a reconciliation of the companies' weighted average tax rate based on the national tax rate for the country as compared to the actual tax charge:

	Group			
	2001	2000	2001, %	2000, %
Profit after financial items	4,700	4,689		
Weighted average tax based on national rates	1,576	1,604	33.5	34.2
Tax effect of:				
Goodwill amortization	228	222	4.9	4.7
Non-deductible expenses	85	59	1.8	1.3
Tax-exempt income	–221	–162	–4.7	–3.5
Adjustments from prior years	–69	–56	–1.5	–1.2
Effects of tax losses/ credits utilized	–26	–2	–0.6	0.0
Change in tax rate	–1	–27	0.0	–0.6
Tax losses not available for utilization	40	60	0.9	1.3
Other items	10	25	0.2	0.5
	1,622	1,723	34.5	36.7

The overprovided taxes in prior years includes current taxes of –4 (22).

The Swedish corporate tax rate is 28%. The Parent Company's effective tax rate of 17.1% (18.0) is primarily affected by non-taxable dividends from subsidiaries.

See Note 21 for additional information.

9 Minority interest in subsidiaries' equity and earnings

Minority interest in profit after financial items amounted to 16 (65).

The income statement reports minority shares in the Group's profit after tax of 11 (42). These minority interests relate primarily to Atlas Copco India, Atlas Copco Malaysia, subsidiaries in China, and subsidiaries of Chicago Pneumatic.

	Group
Minority interest, Jan. 1	219
Minority acquired	–2
Dividends	–25
Translation differences	18
Profit for the year	11
Minority interest, Dec. 31	221

10 Earnings per share

	2001	2000
Profit for the year	3,067	2,924
Average number of shares	209,602,184	209,602,184
Earnings per share, SEK	14.63	13.95

11 Intangible assets

	Goodwill	Patents, etc.	Total
Accumulated cost			
Opening balance, Jan. 1	23,443	158	23,601
Investments	-	8	8
Acquisition of subsidiaries	205	-	205
Divestment and disposal	–97	–2	–99
Translation differences for the year	2,590	9	2,599
Closing balance, Dec. 31	26,141	173	26,314
Accumulated amortization			
Opening balance, Jan. 1	2,727	82	2,809
Amortization for the year	713	12	725
Divestment and disposal	–97	–1	–98
Translation differences for the year	273	5	278
Closing balance, Dec. 31	3,616	98	3,714
Residual value, Dec. 31	22,525	75	22,600
Residual value, Jan. 1	20,716	76	20,792

Amortization of goodwill was distributed as follows:

	2001	2000
Goodwill amortization over 40 years	573	530
Goodwill amortization over 20 years	100	82
Goodwill amortization within 10 years	40	39
	713	651

***Amortization of goodwill and* Residual value by business area:**

	Amortization		Residual value	
	2001	2000	2001	2000
Compressor Technique	37	39	353	293
Construction and Mining Technique	20	16	180	146
Industrial Technique	165	149	4,292	4,010
Rental Service	489	445	17,696	16,262
Corporate items	2	2	4	5
	713	651	22,525	20,716

Additional information regarding goodwill is given on page 44.

	Accumulated cost	Accumulated amortization	Residual value	No. of years remaining
Goodwill amortized over 40 years				
Prime Service, Inc.	8,859	997	7,862	36
Rental Service Corp.	10,067	628	9,439	38
Milwaukee Electric Tool Corp.	4,669	749	3,920	34
	23,595	2,374	21,221	
Goodwill amortized over 20 years				
Desoutter Ltd.	830	526	304	9
Atlas Copco Wagner Inc.	357	254	103	8
Rental Service Companies	415	37	378	18
Chicago Pneumatic Tool Company	258	208	50	6
Atlas Copco Crépelle S.A.	140	34	106	16
Others	97	13	84	
	2,097	1,072	1,025	
Goodwill amortized within 10 years				
Compresseurs Worthington-Creyssensac S.A.	91	74	17	2
Ceccato Aria Compressa S.p.A.	75	32	43	6
Others	283	64	219	
	449	170	279	
Total	26,141	3,616	22,525	

12 Tangible assets

	Buildings and land	Machinery and equipment	New construction and advances	Total	Rental equipment
Accumulated cost					
Opening balance, Jan. 1	2,944	7,725	280	10,949	19,565
Investments	150	891	–90	951	2,751
Acquisition of subsidiaries	-	42		42	17
Divestment and disposal	–145	–513		–658	–2,687
Reclassified items	418	106		524	–278
Translation differences for the year	214	518	24	756	2,128
Closing balance, Dec. 31	3,581	8,769	214	12,564	21,496
Accumulated depreciation					
Opening balance, Jan. 1	1,016	5,025		6,041	4,340
Depreciation for the year	125	832		957	2,874
Acquisition of subsidiaries	-	22		22	2
Divestment and disposal	–95	–404		–499	–1,002
Reclassified items	238	161		399	–153
Translation differences for the year	69	317		386	500
Closing balance, Dec. 31	1,353	5,953		7,306	6,561
Residual value, Dec. 31	2,228	2,816	214	5,258	14,935
Residual value, Jan. 1	1,928	2,700	280	4,908	15,225
Assets owned under finance leases					
Residual value, Dec. 31	15	33		48	50
Residual value, Jan. 1	10	31		41	43

	Group		Parent Company	
	2001	2000	2001	2000
Residual value				
Buildings and land	2,228	1,928	6	6
Machinery and other technical plant	2,174	2,050	-	-
Equipment, etc.	642	650	7	8
Construction in progress and advances	214	280	-	-
Other tangible assets	5,258	4,908	13	14
Rental equipment	14,935	15,225	-	-
	20,193	20,133	13	14
Tax assessment value, buildings and land	163	160	9	5

The tax assessment values reported for the Group pertain exclusively to buildings and land in Sweden. The residual value of these is 168 (190).

The leasing costs for assets under operating leases, such as rented premises, machinery, and major computer and office equipment are reported among operating expenses and amounted to 906 (641). Future payments for non-cancelable leasing contracts amounted to 3,292 (2,606). Future payments for non-cancelable operating leasing contracts fall due as follows:

2002	790
2003–2006	1,746
2007 or later	756
Total	3,292

Parent Company	Buildings and land	Equip-ment, etc.	Total
Accumulated cost			
Opening balance, Jan. 1	7	16	23
Investments	-	2	2
Divestment and disposal	-	–2	–2
Closing balance, Dec. 31	7	16	23
Accumulated depreciation			
Opening balance, Jan. 1	1	8	9
Depreciation for the year	-	3	3
Divestment and disposal	-	–2	–2
Closing balance, Dec. 31	1	9	10
Residual value, Dec. 31	6	7	13
Residual value, Jan. 1	6	8	14

13 Financial assets

		Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Shares in Group companies	Page 46			4,551	4,538
Receivables from Group companies				12,575	12,012
Shares and participations in associated companies	Note 14	91	105	-	8
Other long-term securities		30	23	25	17
Deferred tax receivables	Note 21	2,240	1,794	8	9
Other long-term receivables		268	202	42	47
		2,629	2,124	17,201	16,631

Shares in Group companies

	Parent Company
Accumulated cost	
Opening balance, Jan. 1	4,346
Investments	18
Divestments	–5
Closing balance, Dec. 31	4,359
Accumulated write-ups	
Opening and closing balances	764
Accumulated write-downs	
Opening and closing balances	–572
Book value, Dec. 31	4,551

14 Shares and participations in associated companies

	Number of shares	Percentage of capital	Adjusted equity
Owned by Parent Company			
AVC Intressenter AB, 556506-8789, Gothenburg, Sweden	6,750,250	50	1
Owned by subsidiaries			
Atlas Copco Changchun Electric Power Tool Ltd., Changchun, China		25	0
Atlas Copco-Diethelm Ltd., Bangkok, Thailand		49	22
FORTU BAT Batterien GmbH, Pfinztal, Germany		25	5
NEAC Compressor Service USA Inc., Franklin, PA		50	0
Pneumatic Equipment Corp, Makati City, Philippines		30	0
Shenzhen Nectar Engineering & Equipment Co. Ltd., Shenzhen, China		25	0
Toku-Hanbai KK, Fukuoka, Japan		50	63
			91

	Group	Parent Company
Accumulated capital participation/ purchase cost		
Opening balance, Jan. 1	105	72
Dividends	–9	
Loss for the year	–9	
Translation differences for the year	4	
Closing balance, Dec. 31	91	72
Accumulated write-downs		
Opening balance, Jan. 1		–64
Write-down for the year		–8
Closing balance, Dec. 31		–72
Book value, Dec. 31	91	0

Dividends from associated companies totaled 9 (26). The Group's share in the shareholders' equity of associated companies, equaled 91 (105) at year end.

15 Inventories

		Group
	2001	2000
Raw materials	138	116
Work in progress	815	871
Semi-finished goods	1,626	1,525
Finished goods	3,384	3,357
Advances to suppliers	24	12
	5,987	5,881

16 Current receivables

		Group		Parent Company
	2001	2000	2001	2000
Trade receivables	10,097	9,778	9	3
Receivable from Group companies			20,927	21,648
Tax receivables	182	210	-	-
Other receivables	811	814	16	16
Prepaid expenses and accrued income	515	719	196	393
	11,605	11,521	21,148	22,060

Prepaid expenses and accrued income include items such as rent, insurance premiums, and commissions.

17 Investments, cash and bank

		Group		Parent Company
	2001	2000	2001	2000
Government bonds	308	296	5	10
Treasury discount note	5	-	-	-
Investments	313	296	5	10
Cash and bank	1,030	941	4	12
Total liquid funds	1,343	1,237	9	22

The Parent Company's guaranteed, but unutilized, credit lines equaled 10,600. Subsidiaries had been granted but had not utilized overdraft facilities equaling 1,257.

18 Shareholders' equity

Group	Share capital	Restricted reserves	Retained earnings
Opening balance, Jan. 1, 2000	1,048	9,815	10,022
Dividend to shareholders			–996
Transfers between restricted equity and retained earnings		669	–669
Translation differences for the year			1,169
Profit for the year			2,924
Closing balance, Dec. 31, 2000	1,048	10,484	12,450
Dividend to shareholders			–1,100
Transfers between restricted equity and retained earnings		1,028	–1,028
Translation differences for the year			1,619
Profit for the year			3,067
Closing balance, Dec. 31, 2001	1,048	11,512	15,008

Group shareholders' equity has been affected by translation differences arising from the application of the current-rate method. The accumulated translation difference in equity since beginning of 1992 amounts to 3,862 (2,243).

Accumulated foreign currency translation differences	2001	2000
Opening balance, Jan. 1	2,243	1,074
Translation differences for the year	1,765	978
Equity hedging	–135	192
Realized on divestment of subsidiaries	–11	–1
Total translation difference for the year	1,619	1,169
Closing balance, Dec. 31	3,862	2,243

Parent Company	Share capital	Share premium reserve	Legal reserve	Retained earnings
Opening balance, Jan. 1, 2001	1,048	3,994	1,737	4,695
Change in accounting principle				9
Restated balance at Jan.1, 2001	1,048	3,994	1,737	4,704
Dividend to shareholders				–1,100
Profit for the year				1,589
Closing balance, Dec. 31, 2001	1,048	3,994	1,737	5,193

The change in accounting principle in the parent Company relates to adoption of the Swedish standard RR 9 regarding income taxes.

Note 18, to be continued.

Note 18, continued.

The Atlas Copco Group's retained earnings are defined as follows: Parent Company's retained earnings plus the Group's share in each subsidiary's retained earnings, to the extent that they can be distributed without writing down the shares in the subsidiary.

This amount has been reduced by deducting the Group's share in the accumulated losses and other reductions of capital in subsidiaries to the extent that these amounts have not affected share values in the Parent Company's accounts.

Of the Group's retained earnings, 24 will be transferred to restricted reserves based on the proposals of the board of directors in each company.

Any evaluation of the Atlas Copco Group's retained earnings and net profit for the year should take into account that a substantial portion is earned by companies outside Sweden and that in certain cases profits transferred to the Parent Company are subject to taxation or restrictions.

19 Untaxed reserves—Parent Company

The breakdown of untaxed reserves reported in the Parent Company Balance Sheet is shown below. Untaxed reserves are eliminated in the consolidated accounts as described in Accounting principles, page 32, Taxes Parent Company. Of the Parent Company's total untaxed reserves of 1,539, deferred tax of 431 is reported in the consolidated accounts.

	Parent Company	
	2001	2000
Additional tax depreciation equipment, etc.	1	-
Tax allocation reserve	1,455	1,316
Foreign exchange reserve	83	125
	1,539	1,441

Provisions have been made to the tax allocation reserve as shown below:

	2001
1996	261
1997	144
1998	177
1999	154
2000	327
2001	392
	1,455

20 Provisions for pensions and similar commitments

	Group		Parent Company	
	2001	2000	2001	2000
Swedish companies				
FPG/PRI-pensions	61	39	4	3
Other pensions	41	47	33	38
Companies outside Sweden	1,634	1,435		
	1,736	1,521	37	41

Pension liabilities and pension expenses for the year are calculated by Atlas Copco Group companies according to local rules and regulations. To the extent these rules and regulations allow irrevocable pension obligations not to be reported as costs as pension rights accrue, adjustments have been made in the consolidated accounts. A certain portion of the pension costs for the year is reported as an interest expense, Note 6. Accordingly, the item Provision for pensions is reported among interest-bearing provisions.

The majority of the Group's pension obligations are in Sweden, Germany, the United States, and Belgium. In addition to the statutory pension fees paid to government authorities, there are also costs for supplementary pension benefits based on individual or collective agreements between employer and employee representatives.

In Sweden, salaried employees' pension plans are administered by the Pensions Registration Institute (FPG/PRI).

The amount for foreign companies includes 305 (276) for health care benefits in the United States. The Atlas Copco Group applies U.S. standards in accordance with FAS 106 (Employer's accounting for post-retirement benefits other than pensions) for medical care costs for retired employees, resulting in the present value of future health care benefits reported as a provision in the balance sheet.

21 Deferred tax assets and liabilities

The deferred tax assets and liabilities recognized in the balance sheet are attributable to the following:

Group	Assets	Liabilities	2001 Net balance	Assets	Liabilities	2000 Net balance
Intangible fixed assets	5	42	–37	5	41	–36
Tangible fixed assets	156	2,872	–2,716	134	2,473	–2,339
Financial fixed assets	20	44	–24	4	39	–35
Inventories	214	82	132	195	46	149
Current receivables	110	31	79	98	15	83
Operating liabilities/provisions	573	51	522	577	231	346
Pensions and similar commitments	226	4	222	206	4	202
Loss/credit carry forwards	1,482	-	1,482	1,169	-	1,169
Other items	30	1,239	–1,209	1	831	–830
Valuation allowance	–153		–153	–157		–157
Deferred tax assets/liabilities	2,663	4,365	–1,702	2,232	3,680	–1,448
Netting of assets/liabilities	–423	–423	-	–438	–438	-
Net deferred tax balances	2,240	3,942	–1,702	1,794	3,242	–1,448

Other items primarily include tax deductions (tax allocation reserve etc.) which are not related to specific balance sheet items.

Deferred tax assets related to tax losses of 480 have not been recognized as it is not considered probable that future taxable profit will be available from which the Group can utilize the benefits. Tax losses of 45 have no expiration date while the remaining tax losses expire in periods 2004 and after.

The following reconciles the net liability balance of deferred taxes at the beginning of the year to that at the end of the year:

	Group 2001	2000
Net balance, Jan. 1	–1,448	–1,217
Acquisition of subsidiaries	-	–24
Divestment of subsidiaries	-	24
Charges to profit of the year	–79	–108
Translation differences	–175	–123
Net balance, Dec. 31	–1,702	–1,448

Changes in temporary differences during the year that are recognized in the income statement are attributable to the following:

	Group 2001
Intangible fixed assets	–1
Tangible fixed assets	–123
Financial fixed assets	11
Inventories	–16
Current receivables	–13
Operating liabilites/provisions	–59
Pensions and similar commitments	–1
Loss/Credit carry forwards	182
Other items	–77
Valuation allowance	18
Total Group	–79

Deferred tax receivable in the Parent Company of 8 (9) relate to temporary differences on pension obligations.

Deferred taxes relating to temporary difference between book value and tax base of directly held shares in subsidiaries and associated companies have not been recognized. For group companies the Parent Company controls the realization of the deferred tax provisions/asset, and realization is not in the foreseeable future.

See Note 8 for additional information.

22 Other provisions

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Provisions for product warranty	363	363	-	-
Other provisions	690	721	1	10
	1,053	1,084	1	10

23 Long-term liabilities to credit institutions

Long-term interest-bearing liabilities to credit institutions and others are as follows:

	2001	2000
Parent Company		
Bond loan MUSD 375	3,980	3,569
Bond loan MUSD 400	4,245	3,806
Promissory notes MUSD 200	2,123	1,903
Promissory notes MSEK	53	53
Available under		
"MSEK 5,000 Medium Term Note Program"		
Outstanding MSEK 2,530	2,530	2,030
Available under		
"MEUR 500 Medium Term Note Program"		
Outstanding MUSD 10	106	-
Outstanding MEUR 65	609	576
Less: current portion	–2,123	-
The Parent Company's loan liabilities	11,523	11,937
Subsidiaries		
Finance leasing contracts	78	67
Other long-term loans	49	18
Less: current portion	–56	–23
Group loan liabilities	11,594	11,999

The future maturities of loan liabilities are as follows, translated at the exchange rates prevailing at December 31, 2001.

	Group	Parent Company
2002	2,179	2,123
2003	93	53
2004	2,507	2,498
2005	4	0
2006	748	747
2007 and later	8,242	8,225
	13,773	13,646

Atlas Copco has currently a long-term debt rating of A-/A3. Group loan liabilities include liabilities under finance leasing contracts as follows:

Future minimum base payments	115
Future finance charges	–37
Present value of lease liabilities	78

Future payments will fall due as follows:

Group	
2002	42
2003–2006	18
2007 and later	18
	78

24 Current liabilities to credit institutions

	Group 2001	Group 2000	Parent Company 2001	Parent Company 2000
Liabilities to credit institutions, etc.	5,912	9,964	5,210	9,316
Current portion of long-term liabilities	2,179	23	2,123	-
Liabilities to Group companies			4,364	3,192
Total interest-bearing liabilities	8,091	9,987	11,697	12,508

The Group's current loan liabilities to credit institutions and others are as follows:

		2001	2000
Parent Company			
Available under			
"MUSD 200 Euro *Commercial Paper Program*"			
Outstanding	MUSD 6.9	74	1,244
	MEUR 34.6	324	516
Available under			
"MUSD 1,000 U.S Commercial Paper Program"			
Outstanding	MUSD 65.9	700	1,976
Available under			
"MEUR 250 Treasury Note Program"			
Outstanding	MEUR 89.7	841	1,814
	MUSD 39.5	420	-
Available under			
"MSEK 4,000 Commercial Paper Program"		2,226	1,966
Available under			
"MSEK 5,000 Medium Term Note Program"		600	1,800
Other short-term loans and promissory notes		25	-
The Parent Company's loan liabilities		5,210	9,316
Subsidiaries		702	648
Group loan liabilities		5,912	9,964

The Atlas Copco Group's short-term and long-term loans are distributed among the following currencies. The table also reflects the effect of derivatives at year end.

Currency	Amount (M)	MSEK	2001, %	2000, %
USD	1,803	19,132	97	98
CAD	34	225	1	1
EUR	12	108	1	0
Others		220	1	1
		19,685	100	100

Atlas Copco AB has commercial paper programs for short-term borrowing in the United States, Sweden and in other European countries, with a combined volume of about MUSD 1,800, corresponding to MSEK 19,100. These programs have a K1 rating in Sweden and an A2/P2/F2 rating internationally.

Goodwill

25 Operating liabilities

	Group		Parent Company	
	2001	2000	2001	2000
Advances from customers	301	303	-	-
Accounts payable	3,078	2,944	9	7
Notes payable	164	81	-	-
Income tax liability	499	599	68	128
Other operating liabilities	2,153	2,088	2	2
Accrued expenses and prepaid income	3,746	3,357	1,523	1,170
Total non-interest-bearing liabilities	9,941	9,372	1,602	1,307

Accrued expenses and prepaid income include items such as social costs, vacation pay liability, commissions and accrued interest.

26 Assets pledged and contingent liabilities

	Group		Parent Company	
	2001	2000	2001	2000
Assets pledged for debts to credit institutions				
Real estate mortgages	9	8	-	-
Chattel mortgages	19	36	-	-
Receivables	26	35	-	-
	54	79	-	-
Contingent liabilities				
Notes discounted	58	70	-	-
Sureties and other contingent liabilities	1,895	1,498	284	492
	1,953	1,568	284	492

Sureties and other contingent liabilities include bank and commercial guarantees as well as performance bonds. Of the contingent liabilities reported in the Parent Company, 257 (475) relates to contingent liabilities on behalf of subsidiaries.

General

An estimated useful life of 40 years is used by the Group for the amortization of goodwill arising from the acquisitions of companies in the United States of; Milwaukee Electric Tool Corporation in 1995 with goodwill of MUSD 440, Prime Service, Inc. in 1997 with goodwill of MUSD 835 and Rental Service Corporation in 1999 with goodwill of MUSD 868.

Swedish standards in effect at December 31, 2001

The standard in effect at December 31, 2001 dealing with consolidation and goodwill issued by the Swedish Financial Accounting Standards Council (RR 1:96) requires goodwill to be amortized over a maximum period of 20 years. However, the application of a 40-year estimated useful economic life does not conflict with the legislation in effect at year-end nor does it represent a breach of the contract with Stockholmsbörsen.

Atlas Copco's strategic acquisitions involve three large American companies with operations and sales almost exclusively in the United States. These companies generate large operating cash flows and derive ongoing operating benefits from strong brand names and extensive customer lists. These factors are strong indicators of an estimated useful life longer than 20 years.

Since Atlas Copco is an international group with 98% of its revenues outside Sweden—a country where there are no similar competitors to the three companies acquired—it is important the Group's financial reporting is comparable in the primary markets where these companies operate. It is, therefore, necessary that Atlas Copco and other Swedish companies in similar situations can apply accounting standards comparable to foreign competitors.

The following illustrates the effect of amortization using an estimated useful life of 20 years as compared to 40 years on current earnings, earnings per share and equity/assets ratio.

Condensed income statement 2001 MSEK

Amortization period	20 years	40 years
Revenues	51,139	51,139
Operating expense	–45,573	–45,009
Operating profit	5,566	6,130
—as % of revenues	*10.9*	*12.0*
Profit after financial items	4,136	4,700
—as % of revenues	*8.1*	*9.2*
Profit for the year	2,503	3,067
Earnings per share, SEK	11.94	14.63
Equity/assets ratio, %	41.0	43.2

International developments

Analysts and other users of financial statements have noted that intangible assets including goodwill are an increasingly important economic resource for many entities and are an increasing proportion of the assets acquired in many transactions. Standard setters around the world have and continue to consider this issue and in particular how they should be accounted for after acquisition.

Previous accounting standards in the United States presumed that goodwill and all other intangible assets were wasting assets (that is, finite lived), and thus the amounts assigned to them should be amortized in determining net income using an arbitrary ceiling of 40 years for that amortization. In June 2001, the United States Financial Accounting Standards Board issued SFAS 142, Goodwill and Other Intangible Assets, which became effective January 1, 2002. This Statement does not presume that those assets are wasting assets. Instead, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment.

The International Accounting Standards Board (IASB) is also considering the nature of goodwill and its accounting, in particular the subsequent treatment of non-amortization with regular impairment testing. A revised draft of the IAS 22 Business Combinations is anticipated to be issued in the second quarter of 2002 and like the US Standard it is expected to require that goodwill not be amortized but tested regularly for impairment. A likely date for the adoption of the revised rules for goodwill would be January 1, 2004.

Additionally, the European Commission has proposed that all EU listed companies be required to prepare their consolidated financial statements using International Accounting Standards for financial years starting on or after January 1, 2005.

Swedish standards effective January 1, 2002

The International Accounting Standards Committee (IASC) issued a revised standard IAS 22 (1998) which became effective for financial statements covering periods beginning on or after 1 July 1999. Under this standard there is a rebuttable presumption that the useful life of goodwill should not exceed 20 years from initial recognition. However, it also states that in rare cases, there may be persuasive evidence that the useful life will be longer than twenty years. As a consequence of IAS 22, the Swedish Financial Accounting Standards Board also revised the applicable section of the recommendation RR 1:96 and the revised standard RR 1:00 agrees in all material respects to the IASC standard and becomes effective as of January 1, 2002.

Accounting in Atlas Copco

Due to the significant changes in the accounting for goodwill that has happened and is foreseen to happen, Atlas Copco decided to continue to amortize the strategic US acquisitions over a period of 40 years for both for the 2001and 2002 financial statements. Given the short time before the Group will adapt the revised IAS standard, this treatment offers readers the best comparability and continuity in the Group's financial results.

In addition to annual amortization, goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates.

Shares and Participations

December 2001

	Number of shares	Percent held[1]	Book value
Directly owned product companies			
Atlas Copco Rock Drills AB, 556077-9018, Örebro	1,000,000	100	200
Atlas Copco Craelius AB, 556041-2149, Märsta	200,000	100	20
Atlas Copco Secoroc AB, 556001-9019, Fagersta	2,325,000	100	112
Secoroc AB, 556373-8896, Fagersta		100	
Atlas Copco Berema AB, 556069-7228, Nacka	60,000	100	100
Atlas Copco Tools AB, 556044-9893, Nacka	100,000	100	20
Directly owned sales companies			
Atlas Copco CMT Sweden AB, 556100-1453, Nacka	103,000	100	10
Atlas Copco Iran AB, 556155-2760, Nacka	3,500	100	0
Atlas Copco Compressor AB, 556155-2794, Nacka	60,000	100	10
Atlas Copco Ges.m.b.H., Vienna	45,000	100	13
Atlas Copco Brasil Ltda., Sao Paulo	22,909,085	100	65
Chicago Pneumatic Emprendimentos e Participacoes Ltda, Sao Paulo		100	
Chicago Pneumatic Ltda., Sao Paulo		100	
Atlas Copco Argentina S.A.C.I., Buenos Aires	157	0/100	0
Atlas Copco Chilena S.A.C., Santiago de Chile	24,998	100	6
Atlas Copco (Cyprus) Ltd., Nicosia	99,998	100	0
Atlas Copco Kompressorteknik A/S, Copenhagen	4,000	100	2
Atlas Copco (India) Ltd., Mumbai	3,697,814	33/51	20
Atlas Copco KK, Tokyo	375,001	100	23
Atlas Copco Kenya Ltd., Nairobi	14,999	100	0
Atlas Copco (Malaysia), Sdn. Bhd., Kuala Lumpur	700,000	70	2
Atlas Copco Maroc SA., Casablanca	3,852	96	1
Atlas Copco (Philippines) Inc., Paranaque	121,995	100	3
Soc. Atlas Copco de Portugal Lda., Lisbon	1	100	22
Atlas Copco (South-East Asia) Pte. Ltd., Singapore	2,500,000	100	8
Atlas Copco (Schweiz) AG, Studen/Biel	7,997	100	12
Atlas Copco Venezuela S.A., Caracas	37,920	100	14
Directly owned holding companies and subsidiaries			
Oy Atlas Copco Ab, Vantaa	150	100	30
Oy Atlas Copco Kompressorit Ab, Vantaa		100	
Oy Atlas Copco Louhintateknikka Ab, Vantaa		100	
Oy Atlas Copco Tools Ab, Vantaa		100	
Atlas Copco France Holding S.A., St. Ouen l'Aumône	329,993	100	192
Compresseurs Mauguière S.A., Offemont		100	
Atlas Copco Compresseurs S.A., St. Ouen l'Aumône		100	
Atlas Copco Applications Industrielles S.A., St. Ouen l'Aumône		100	
Atlas Copco Forage et Démolition S.A., St. Ouen l'Aumône		100	
Ets. Georges Renault S.A., Nantes		100	
Compresseurs Worthington-Creyssensac S.A., Meru		100	
Atlas Copco Crépelle S.A., Lille		100	
Atlas Copco Holding GmbH, Essen	1	99/100	220
Atlas Copco Energas GmbH, Cologne		100	
Atlas Copco MCT GmbH, Essen		100	
Atlas Copco Tools Central Europe GmbH, Essen		100	
Atlas Copco Kompressoren GmbH, Essen		100	
Desoutter GmbH, Maintal		100	
IRMER+ELZE Kompressoren GmbH, Bad Oyenhausen		100	
Atlas Copco Elektrowerkzeuge GmbH, Essen		100	
Atlas Copco Electric Tools GmbH, Winnenden		100	
Chicago Pneumatic Tool Verwaltungs GmbH, Maintal		100	
Mark Kompressoren GmbH, Geretsried		100	
Atlas Copco ACE GmbH, Essen		100	
Atlas Copco UK Holdings Ltd., Hemel Hempstead	28,623,665	100	294
Atlas Copco Compressors Ltd., Hemel Hempstead		100	
Atlas Copco Construction & Mining Ltd., Hemel Hempstead		100	
Atlas Copco Tools Ltd., Hemel Hempstead		100	
Worthington-Creyssensac Air Compressors Ltd., Gravesend		100	
Atlas Copco International Holdings Ltd., Hemel Hempstead		100	
Atlas Copco (Ireland) Ltd., Dublin		100	
Desoutter Brothers (Holdings) PLC, Hemel Hempstead		100	
Desoutter Ltd., Hemel Hempstead		100	
Desoutter Sales Ltd., Hemel Hempstead		100	
Atlas Copco Masons Holding Ltd, Chalford		100	
Atlas Copco Masons Ltd, Chalford		100	
Atlas Copco Beheer b.v., Zwijndrecht	15,712	100	604
Atlas Copco Airpower n.v., Wilrijk		100	
Atlas Copco Coordination Center n.v., Wilrijk	1	0/100	0
Atlas Copco Compressor International n.v., Wilrijk		100	
Atlas Copco A.D., Novi Belgrad		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco Makinalari Imalat A.S., Istanbul	2,548,020	11/99	0
Atlas Copco Rental Europe n.v., Rumst		100	
Atlas Copco S.A.E., Madrid		100	
Worthington Internacional Compresores S.A., Madrid		100	
Desoutter S.A., Madrid		100	
Atlas Copco Internationaal b.v., Zwijndrecht		100	
Atlas Copco Australia Pty Ltd., Blacktown		100	
Atlas Copco (NZ) Ltd., Mt Wellington		100	
Atlas Copco Belgium n.v., Overijse		100	
Abird Holding n.v., Rotterdam		100	
Grassair Holding B.V., Oss		100	
Grassair Compressoren B.V., Oss		100	
Power Tools Distribution n.v., Hoeselt	1	0/100	0
Atlas Copco Tools Europe n.v., Overijse		100	
Atlas Copco ASAP n.v., Wilrijk		100	
Tool Technics n.v., Limburg		100	
Atlas Copco Colombia Ltda., Bogota		100	
Atlas Copco Equipment Egypt SAE, Cairo		80	
Atlas Copco Hellas AE, Rentis		100	
Atlas Copco Mfg. Korea Co. Ltd, Seoul		100	
Atlas Copco (China) Investment Co Ltd., Shanghai		100	
Nanjing Atlas Copco Construction Machinery Ltd, Nanjing		92	
Wuxi-Atlas Copco Compressor Co. Ltd., Wuxi		92	
Wuxi-Hobic Diamond Bit Co. Ltd., Wuxi		60	
Atlas Copco (Shanghai) Trading Co. Ltd., Shanghai		100	
Atlas Copco (China/Hong Kong) Ltd., Kowloon		100	
PT Atlas Copco Indonesia, Jakarta		80	
Atlas Copco Italia S.p.A., Milan		100	
Ceccato Aria Compressa S.p.A., Vicenza		100	
Worthington Aria Compressa S.p.A., Milan		100	
Desoutter Italiana S.r.l., Milan		100	
Inversora Capricornio S.A. de C.V., Tlalnepantla		100	
Atlas Copco Mexicana S.A. de C.V., Tlalnepantla		100	
Prime Equipment S.A. de CV, Monterrey		100	
Atlas Copco Nederland b.v., Zwijndrecht		100	
Atlas Copco Canada Inc., Dorval		100	
Atlas Copco Peruana S.A., Lima		100	
Atlas Copco Boliviana S.A., La Paz		100	
ZAO Atlas Copco, Moscow		100	
Atlas Copco Holdings South Africa (Pty) Ltd., Benoni		100	
Atlas Copco South Africa (Pty) Ltd., Benoni		100	
Atlas Copco Secoroc (Pty) Ltd., Springs		100	
Alliance Tools SA (Pty) Ltd., Boksburg		100	
Atlas Copco (Botswana) (Pty) Ltd., Gaborone		100	
Atlas Copco Namibia (Pty) Ltd., Windhoek		100	
Atlas Copco Taiwan Ltd., Taipei		100	
Atlas Copco Ghana Ltd., Accra		100	
Atlas Copco (Zambia) Ltd., Ndola		100	
Atlas Copco Zimbabwe (Private) Ltd., Harare		100	
Atlas Copco s.r.o, Prague		100	
Atlas Copco Polska Sp. zo. O., Warsaw		100	
Atlas Copco Kompresszor Kft., Budapest		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco A/S, Langhus	4,498	100	32
Atlas Copco Kompressorteknikk A/S, Langhus		100	
Atlas Copco Anlegg- og Gruveteknikk A/S, Langhus		100	
Berema A/S, Langhus		100	
Atlas Copco Tools A/S, Langhus		100	
Atlas Copco North America Inc., Pine Brook, NJ	35,506	40/100	2,099
Atlas Copco North America Finance LLC, Pine Brook, NJ		100	
Atlas Copco Raise Boring Inc., Dover, DE		100	
Atlas Copco Construction Tools Inc., Norwalk, MA		100	
Atlas Copco Comptec Inc., Voorheesville, NY		100	
Roto-Property Inc., Wilmington, DE		100	
Atlas Copco Compressors Inc., Holyoke, MA		100	
Atlas Copco Tools & Assembly Systems Inc., Farmington Hills, MI		100	
Atlas Copco Assembly Systems Inc., Sterling Heights, MI		100	
Atlas Copco Construction Mining Technique USA Inc., Commerce City, CO		100	
Atlas Copco Wagner Inc., Portland, OR		100	
Chicago Pneumatic Tool Company, Rock Hill, SC		100	
Chicago Pneumatic International Inc. Rock Hill, SC		100	
Chicago Pneumatic Tool Co NV/SA, Brussels		100	
Chicago Pneumatic Tool Company Canada Ltd., Toronto		100	
Esstar Inc., New Haven, CT		100	
Esstar Industries Inc., New Haven, CT		100	
Milwaukee Electric Tool Corporation, Brookfield, WI		100	
Rental Service Corporation, Scottsdale, AZ		100	
Prime Equipment Company, Houston, TX		100	
Rental Service Corporation, Canada, Ltd., Calgary		100	
Other directly owned subsidiaries			
Agartson Agentur och Förvaltnings AB, 556267-1403, Nacka	3,000	100	14
Hamrin Adsorptions- och Filterteknik AB, 556145-4017, Nacka		100	
Atlas Copco Construction & Mining Technique AB, 556277-9537, Nacka	700,500	100	356
Atlas Copco Customer Credit AB, 556109-9150, Nacka	45,000	100	
Industria Försäkrings AB, 516401-7930, Nacka	50,000	100	5
Atlas Copco Reinsurance S.A., Luxembourg	4,999	100	8
Robbins Europe AB, 556062-0212, Nacka	95,000	100	11
25 dormant companies		100	23
TOTAL BOOK VALUE			**4,551**

1) Percentage of number of shares equal to percentage of votes. In cases where two figures representing percentage of ownership are presented, the first number refers to percent held by Atlas Copco AB, whereas the second number represents total percent held by the Group.

Financial Exposure

In line with its overall targets for growth, operating margin, and return on capital, the objective of Atlas Copco's financial risk policy is to minimize the financial risks to which the Group is exposed. The policy is designed to create stable conditions for the business operations of the divisions and contribute to steady growth in shareholders' equity and dividend, while protecting the interests of creditors.

Currency risk

Changes in exchange rates affect Group earnings and equity in various ways:

- Group earnings—when revenues from sales and costs for sourcing are denominated in different currencies (transaction risk).
- Group earnings—when earnings of foreign subsidiaries are translated into SEK (translation risk).
- Group shareholders' equity—when the net assets of foreign subsidiaries are translated into SEK (translation risk).

Transaction risk

The Group's net cash flows in foreign currency give rise to transaction risks, that correspond to a value of approximately MSEK 7,325 annually. The largest surplus currencies, i.e. those in which revenues exceed costs, and the deficit currencies, are shown in graph 1. Graph 2 gives an indication of effects on Group pre-tax earnings of one-sided variations in USD and EUR against all other currencies, if no hedging transactions had been undertaken to cover the exposure and before any impact of price adjustments and similar measures.

According to policy, each division must hedge foreign currency flows against sudden exchange rate fluctuations, but only for the period estimated necessary to adjust prices and/or costs to the new exchange rates. These periods vary among the divisions and average 3–4 months for the Group.

This hedging of currencies, for which forward contracts are normally used, is aimed at securing calculated gross margins and not maximizing them through speculation. In addition to the described general currency hedging, Group management has initiated certain currency hedging for somewhat longer periods, which currently have terms ending in September 2002. In this case, option strategies are used. The amount of outstanding hedges including options as at December 31, 2001, are also shown in graph 1.

Given the development of exchange rates and the Group's transaction exposure during year 2001, hedging activity had an estimated negative impact on profit after financial items of less than 2%.

If all outstanding hedges of cash flows had been closed on December 31, 2001, the net pre-tax effect on Group earnings would have been a positive MSEK 3.7.

Translation risk

The risk policy states that the translation effect of currency changes on the Group's equity, expressed in SEK, shall be reduced by matching the currency of loans with the currency of

Graph 1
Estimated Annual Transaction Exposure
(in the most important currencies)


Billions SEK
6
4
2
0
-2
-4
-6
USD
CAD
AUD
HKD
EUR
SEK
Transaction exposure
Outstanding outright contracts
Outstanding options

Graph 2
Transaction exposure
—effect of USD and EUR fluctuations before hedging


MSEK
300
200
100
0
-100
-200
-300
-5
-4
-3
-2
-1
0
1
2
3
4
5
%
USD
EUR
% change against all other currencies

the net assets, which correspond to the value of net investment in foreign entities.

Current policy stipulates that derivative contracts such as forwards, swaps and options shall not be used for equity hedging purpose, since derivative contracts give rise to cash flow risks at roll-over dates.

The value of the equity of foreign subsidiaries at year-end 2001 corresponded to approximately MSEK 17,100 and is shown in graph 3, by main currencies. As per December 31, 2001, approximately 12% was hedged, mainly USD vs. SEK.

Graph 4 shows the approximate sensitivity to currency translation effects of Group annual earnings when the earnings of foreign subsidiaries are translated to SEK.

Interest-rate risk

Atlas Copco's net interest expense as well as its overall competitive position is affected by changes in market interest rates. The impact of a permanent change in the interest rate level on Group earnings depends on the duration of the fixed interest rate periods of loans and financial investments. The Group's earnings and competitive position are also influenced by the degree to which other cash flows from both assets and liabilities are variable or fixed and can be adjusted for changes in market interest levels.

According to the financial risk policy, the duration of the interest periods of liabilities should match as much as possible the duration of cash flows of assets in order to hedge the impact of changes in market interest rates.

In view of the current structure of assets, the average duration of the fixed interest rates of liabilities should be kept at about 6 months. In February 2002, the average interest-rate period for loans was approximately 15 months.

Derivative instruments are used actively to control interest-rate exposure, for example, by extending or reducing the average interest-rate period without replacing the underlying loan or deposit.

Funding risk

Atlas Copco's financial policy states there should always be sufficient funds in cash and committed credit facilities to cover expected requirements for the next 12 months. Furthermore, a substantial portion of the total debt shall always be long-term. The funding risk is controlled by limiting the amount of debt maturing in any single year, as well as by always keeping the average tenor of outstanding debt above a minimum YTFM (years to final maturity). According to policy, the Group's interest-bearing debt should have a minimum average YTFM of 3 years, and a maximum of MUSD 1,000 of interest-bearing debt is allowed to mature in any single 365 days period (rolling basis). In February 2002, average YTFM was about 4.5 years, and the Group had committed unutilized credit facilities of MSEK 11,900.

Credit rating

Atlas Copco's long-term debt is currently rated by Standard & Poor's (A-) and Moody's (A3). Also the short-term debt is rated by S&P (A2), Moody's (P2) and Fitch (F2).

Atlas Copco Internal Bank

In the area of financing and financial risk management centralized management for an international Group like Atlas Copco provides clear and obvious advantages. The Atlas Copco Internal Bank was developed to ensure that these benefits remain in

Graph 3
Net assets in foreign currency


Billions SEK
14
12
10
8
6
4
2
0
USD
EUR
GBP
OTHER

Graph 4
Translation effect on earnings before tax


Change in exchange rate SEK, %
7.5
5.0
2.5
0
–2.5
–5.0
Change in earnings, MSEK
+150
+75
0
–75
–150

the Group, while recognizing the decentralized operating structure of the Group.

The Internal Bank's mission is to serve the subsidiaries within the Group with working capital financing, hedging of currency and interest rate exposure, and trade finance solutions. All transactions between the Internal Bank and the Group companies are carried out at market rates and conditions.

The Internal Bank also manages the inter-company netting system, payments and cash pooling within the Group. It is furthermore the only entity that can take active risk positions in the currency, money and bond markets. This trading activity is governed by a risk mandate from the Board of Directors and the Internal Bank has provided a steady contribution to the Group's result since its creation.

Exchange rates

		Currency	Year end rate		Average rate	
	Value	code	2001	2000	2001	2000
Australia	1	AUD	5.41	5.28	5.33	5.32
Canada	1	CAD	6.64	6.34	6.68	6.18
European Monetary Union	1	EUR	9.37	8.86	9.26	8.49
Great Britain	1	GBP	15.37	14.21	14.93	13.93
Hong Kong	100	HKD	136.10	122.00	132.60	117.70
United States	1	USD	10.61	9.52	10.34	9.18

U.S. and International Accounting Standards

The Group prepares its financial statements in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Swedish GAAP differs in certain significant respects from accounting principles generally accepted in the United States (US GAAP) and International Accounting Standards (IAS) adopted by the International Accounting Standards Board. The following sections include information of certain significant differences for standards currently in effect between US GAAP and Swedish GAAP, and IAS and Swedish GAAP, which management believes is relevant to the Group.

US GAAP

Capitalization of interest

According to Swedish GAAP, the interest on external financing of assets constructed or otherwise produced for own use may be expensed. US GAAP requires that interest must be capitalized for certain qualifying assets if certain conditions are met as part of the historical cost of acquiring and making ready for their intended use.

Financial instruments and hedging activities

The Group uses forward exchange contracts to hedge certain future transactions based on forecasted volume. For Swedish GAAP purposes, unrealized gains and losses on such forward exchange contracts are deferred and recognized in the income statement in the same period that the hedged transaction is recognized.

Under US GAAP, gains and losses on forward exchange contracts can be deferred only to the extent that the forward exchange contract is designated and is effective as a hedge. Forward exchange contracts that exceed the amount of or that are not designated as hedges are marked to market under US GAAP and unrealized gains and losses are recorded in the income statement.

Derivative instruments, including embedded derivatives, must be recorded on the balance sheet at fair value as either assets or liabilities. A company must designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative at its inception.

For derivative instruments designated as "fair-value hedges," gains and losses from derivative hedging instruments are recorded in earnings. For derivatives designated as "cash flow hedges," changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Any changes in the fair value of the derivative instrument resulting from hedge ineffectiveness are recognized in earnings immediately. For derivatives designated as "foreign currency hedges of net investments in a foreign operation," the effective portion of the gain or loss from the hedging instrument is reported in other comprehensive income. The ineffective portion of the gain or loss is recognized immediately in earnings. For all other derivatives, gains and losses from derivative instruments are recorded in earnings.

Pensions

Both Swedish and U.S. standards have the same objective which is the accruing for the projected cost of providing such pensions. There are certain differences with US GAAP being generally more prescriptive, requiring the use of the projected unit credit method; whereas under Swedish GAAP, the accrued benefit obligation is calculated. Other areas of differences include the actuarial assumptions, the treatment of actuarial gains and losses and plan changes. Provisions for pensions and related expenses for Atlas Copco's U.S. subsidiaries have been reported in the consolidated accounts in accordance with US GAAP.

Business combinations

Under Swedish GAAP, there are a number of criteria which determine whether a combination should be accounted for as a merger (pooling of interests). The criteria are designed to determine whether the business combination meets the conceptual definition of a merger.

Under recently issued accounting standards in the US, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method. There are also specific criteria that intangible assets acquired in a business combination must meet in order to be recognized and reported separately from goodwill.

Goodwill and other intangibles

Generally Atlas Copco accounts for subsidiaries acquired by use of the purchase method which requires that goodwill arising on consolidation is capitalized and amortized on a straight-line basis over periods up to 40 years. Intangible assets are subject to an impairment test using discounted cash flows.

Under US GAAP, all long-lived assets including goodwill are subject to a specific impairment test using undiscounted cash flows. New accounting standards, which become effective January 1, 2002, will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

Debt and marketable equity securities

Atlas Copco accounts for financial and other investments held for trading purposes at the lower of cost or market. Financial and other investments, that are to be held to maturity, are valued at amortized cost.

US GAAP requires that all debt and marketable equity securities be classified within one of the three following categories: "held-to-maturity", "trading", or "available for sale". Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Securities bought and held principally for the purpose of selling them in the near future are classified as trading securities and measured at fair value with the unrealized gains and losses included in net profit. Debt and marketable equity securities not classified as either held-to-maturity or trading are classified as available for sale and recorded at fair value with the unrealized gains and losses excluded from net profit and reported, net of applicable income taxes, as a separate component of shareholders' equity.

Translation of foreign currency financial statements in hyper-inflationary economies

For subsidiaries that operate in hyper-inflationary economies, primarily Latin America, the Group in consolidation re-measures the financial statements of the subsidiary as if USD was the functional currency.

Under US GAAP, the group would be required to translate the financial statements of subsidiaries that operate in hyper-inflationary economies as if the reporting currency, SEK, was the functional currency of the subsidiary.

Restructuring provisions

Under US GAAP, the recognition of restructuring cost is deferred until a commitment date is established, generally the date that management having the appropriate level of authority commits the company to the restructuring plan, identifies all significant actions, including the method of disposition and the expected date of completion, and in the case of employee termination, specifies the severance arrangements and communicates them to employees. The guidance under Swedish GAAP is not as prescriptive.

Leases

Under Swedish GAAP, leases are reported in the consolidated financial statements as either finance or operating leases. A finance lease entails the transfer to the lessee, to a material extent, the economic risks and benefits generally associated with ownership. If this is not the case, the lease is reported as an operating lease and the lease payments are expensed over the lease term.

The lease accounting rules under US GAAP are generally more prescriptive and would require leases that either transfer ownership, contain minimum payments in excess of 90% of fair market value of the leased asset, or the lease term is equal to or greater than 75% of the estimated economic life in the property, or contain a bargain purchase option are to be treated as a capital or finance lease.

Sale and leaseback

Under Swedish GAAP, capital gains from property sold are recognized at the time of sale even when an operating lease is signed with the new owner.

Under US GAAP, gains realized would be deferred over the duration of the lease contract.

International Accounting Standards (IAS)

Retirement benefits

Similarly to US GAAP, the actuarial methods and assumptions prescribed under IAS vary from Swedish GAAP with IAS also requiring the use of the projected unit credit method. Likewise actuarial assumptions and the treatment of actuarial gains and losses and plan changes may differ from Swedish GAAP.

Development costs

In accordance with Swedish GAAP, development costs are expensed as incurred. IAS requires that expenditures on development activities are capitalized if the product is technically and commercially feasible and sufficient resources are available to complete development.

Effective Jan. 1, 2002, new Swedish standards will comply with IAS.

Goodwill

As stated in the accounting principles and on page 44, the Group goodwill on strategic acquisitions is amortized over periods up to 40 years. In accordance with IAS, there is presumption that the useful life of goodwill will not exceed 20 years from initial recognition.

Financial instruments

Similar to US GAAP, derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Recognition of any unrealized gain or loss depends on the nature of the item being hedged.

Appropriation of Profit

Proposed distribution of profit

As shown in the balance sheet of Atlas Copco AB, the following funds are available for appropriation by the Annual General Meeting:

Unappropriated earnings from preceding year	SEK	3,603,998,231
Profit for the year	SEK	1,588,558,193
	SEK	5,192,556,424

The Board of Directors and the President propose that these earnings be appropriated as follow:

To the shareholders, a dividend of SEK 5.50 per share	SEK	1,152,812,012
To be retained in the business	SEK	4,039,744,412
	SEK	5,192,556,424

Nacka, February 14, 2002

Anders Scharp
Chairman

Jacob Wallenberg	Michael Treschow	Hari Shankar Singhania
Sune Carlsson	Lennart Jeansson	Kurt Hellström
Ulla Litzén	Thomas Leysen	Giulio Mazzalupi *President and CEO*
Bengt Lindgren	Lars-Erik Soting	Håkan Hagerius

Auditors' Report

To the General Meeting of the shareholders of Atlas Copco AB (publ), Corporate identity number 556014-2720

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Atlas Copco AB (publ) for the year 2001. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Board of Directors' Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Nacka, February 20, 2002

Stefan Holmström
Authorized Public Accountant

Peter Markborn
Authorized Public Accountant

Group Management



Giulio Mazzalupi
President and Chief Executive Officer. Employed since 1971. Born 1940. Holdings: 6,571 A, 8,529 A call options.



Bengt Kvarnbäck
Senior Executive Vice President Business Area Compressor Technique. Employed since 1992. Born 1945. Holdings: 11,371 A, 57 B, 9,014 A call options.



Freek Nijdam
Senior Executive Vice President Business Area Construction and Mining Technique. Employed since 1970. Born 1940. Holdings: 1,317 A, 2,784 A call options.



Göran Gezelius
Senior Executive Vice President Business Area Industrial Technique. Employed since 2000. Born: 1950. Holdings: 0.



Thomas E. Bennett
Senior Executive Vice President Business Area Rental Service. Employed since 1997. Born 1943. Holdings: 7,724 A call options.



Arthur J. Droege
Deputy Senior Executive Vice President Business Area Rental Service. Employed since 1976. Born 1948. Holdings: 9,014 A call options.



Hans Ola Meyer
Senior Vice President Controlling and Finance. Employed since 1991. Born 1955. Holdings: 571 A, 300 B, 5,384 A call options.



Marianne Hamilton
Senior Vice President Organizational Development and Management Resources. Employed since 1990. Born 1947. Holdings: 3,085 A, 5,384 A call options.



Hans Sandberg
Senior Vice President Legal. Employed since 1975. Born 1946. Holdings: 200 A, 3,902 A call options.



Annika Berglund
Senior Vice President Group Communications. Employed since 1979. Born 1954. Holdings: 1,300 A, 165 B, 3,006 A call options.



Hans W. Brodbeck
Regional Executive Latin America. Employed since 1969. Born 1940. Holdings: 9,014 A call options.

Management changes (until February 14, 2002)

Gunnar Brock will replace Giulio Mazzalupi as President and CEO for the Atlas Copco Group, effective July 1, 2002. Giulio Mazzalupi will retire at the age of 62, after 31 years in the Group.

Thomas E. Bennett retired on December 31, 2001.

Freek Nijdam will from February 28, 2002 take the position as Senior Executive Vice President Business Area Rental Service. He will be the business area's only representative in the Group Management. Thus, Art Droege will no longer be a member.

Björn Rosengren has been appointed Senior Executive Vice President for the Construction and Mining Technique business area as from March 1, 2002.

Hans W. Brodbeck will retire at the end of March 2002.

Board of Directors and Auditors



Anders Scharp



Jacob Wallenberg



Giulio Mazzalupi



Michael Treschow



Thomas Leysen



Hari Shankar Singhania



Sune Carlsson



Lennart Jeansson



Honorary Chairman

Peter Wallenberg Dr Econ. h.c. Employed in various positions within Atlas Copco, 1953–1974. Chairman of the Board 1974–1996. Honorary Chairman of Investor AB. Chairman of The Knut and Alice Wallenberg Foundation.

Board of Directors

Anders Scharp Chairman (1992). Born 1934. *Chairman of the Boards of AB SKF, Saab and* Nederman. Member of the Board of Investor AB. Holdings: 31,000 A.

Jacob Wallenberg Vice Chairman (1998). Born 1956. Chairman of the Board of SEB. Vice Chairman of Investor AB. Vice Chairman of The Knut and Alice Wallenberg Foundation, AB Electrolux and SAS. Board Member of WM-data AB, Confederation of Swedish Enterprise, The Nobel Foundation and EQT Scandinavia BV. Holdings: 26,657 A.

Giulio Mazzalupi (1990). Born 1940. President and Chief Executive Officer of Atlas Copco. Employed by Atlas Copco since 1971. Member of the Boards of Electrolux-Zanussi, Parker Hannifin (U.S.). Holdings: 6,571 A, 8,529 A call options.

Michael Treschow (1991). Born 1943. President and Chief Executive Officer of Electrolux. The European chair of the Transatlantic Business Dialogue (TABD) for 2001 and vice chairman of the Confederation of Swedish Enterprise. Member of the Boards of Electrolux and Investor AB. Holdings: 32,000 A.

Thomas Leysen (2001). Born 1960.Chief Executive Officer of Umicore. Chairman of VUM Media (Belgium), Director of KBC Bank and Insurance (Belgium). Holdings 3,500 A.

Hari Shankar Singhania (1996). Born 1933. President, J.K. Organisation and JK Paper Limited (India). Chairman of e.g. Atlas Copco (India), J.K. Industries and J.K. Corp Ltd. Former President of the International Chamber of Commerce. Holdings: 0.

Sune Carlsson (1997). Born 1941. President and Chief Executive Officer of AB SKF. Member of the Board of AB SKF. Holdings: 5,714 B.

Lennart Jeansson (1997). Born 1941. Executive Vice President AB Volvo. Chairman of Stena AB. Member of the Board of Bilia and Stena Metall. Holdings: 2,142 A.

Kurt Hellström (1999). Born 1943. President and Chief Executive Officer of Telefonaktiebolaget L M Ericsson. Holdings: 1,142 A.

Ulla Litzén (1999). Born 1956. Managing Director of Wallenberg Foundations. Member of the Board of AB SKF. Holdings: 9,900 A.



Kurt Hellström | Ulla Litzén | Bengt Lindgren | Lars-Erik Soting



Stefan Holmström
Peter Markborn



Mikael Bergstedt | Håkan Hagerius | Sune Kjetselberg | Rodny Thorén



Thomas Jansson
Björn Sundkvist

Employee representations

Bengt Lindgren (1990). Born 1957. Chairman, Atlas Copco Secoroc local of the Metal Workers Union, Fagersta. Holdings: 0.

Lars-Erik Soting (1993). Born 1965. Chairman, Atlas Copco Rock Drills local of the Metal Workers Union, Örebro. Holdings: 0.

Mikael Bergstedt Deputy Member (2000). Born 1960. Chairman, Atlas Copco Tools local of the forman's union (Ledarna), Tierp. Holdings: 0.

Håkan Hagerius (1994). Born 1942. Chairman of the Swedish Union of Clerical and Technical Employees in Industry (SIF) at Atlas Copco Rock Drills, Örebro. Holdings: 0.

Sune Kjetselberg Deputy Member (1992). Born 1951. Chairman, Atlas Copco Tools local of the Metal Workers Union, Tierp. Holdings: 0.

Rodny Thorén Deputy Member (2001). Born 1949. Chairman of the Swedish Union of Clerical and Technical Employees in Industry (SIF) at Atlas Copco CMT Sweden AB. Holdings: 0.

Auditors

Stefan Holmström (1987) Born 1949. Authorized Public Accountant, KPMG Bohlins AB.

Peter Markborn (1998) Born 1945. Authorized Public Accountant, Arthur Andersen AB.

Thomas Jansson (1998) Born 1950. Authorized Public Accountant, Deputy KPMG Bohlins AB.

Björn Sundkvist (1998) Born 1953. Authorized Public Accountant, Deputy Arthur Andersen AB.

The Atlas Copco Share

At December 31, 2001, the price of the Atlas Copco A share was SEK 234.50. During 2001, the price of the A share increased 13%, while the Stockholm Exchange's, Stockholmsbörsen, Industrial Index lost 7% and the General Index lost 17%. The annual total return on the Atlas Copco A share, equal to dividend plus the appreciation of the share price, averaged 20.2% for the past 10 years and 10.4% for the past five years. The corresponding total yield for the Stockholmsbörsen as a whole was 18.5% (1991–2001) and 13.3% (1996–2001).

Share capital

Atlas Copco's share capital at year-end 2001 amounted to SEK 1,048,010,920 distributed among 209,602,184 shares, each with a par value of SEK 5. Class A shares entitle the holder to one voting right, and class B shares entitle the holder to one-tenth of a voting right. Each round lot consists of 100 shares.

Distribution of shares, December 31, 2001

Class of share	Shares outstanding	% of votes	% of capital
A shares	139,899,016	95.3	66.7
B shares	69,703,168	4.7	33.3
Total	209,602,184	100.0	100.0

At year-end 2001, Atlas Copco had 38,036 shareholders (34,586). The proportion of shares held by institutional investors was 78% (76). The 10 largest shareholders accounted for 40% (48) of the voting rights and 41% (48) of the number of shares. Non-Swedish



Share price
SEK
Number of shares
700
600
500
400
300
200
100
0
49,000
42,000
35,000
28,000
21,000
14,000
7,000
0
1997
1998
1999
2000
2001
Highest – Lowest Share Price, A share
Traded shares (A+B), thousands, Stockholmsbörsen
General Index
Engineering Index

investors held 35% (33) of the shares and represented 40% (37) of the voting rights.

Ownership structure, December 31, 2001

Number of shares	% of shareholders	% of capital
1 – 500	73.7	2.3
501 – 2,000	19.5	3.5
2,001 – 10,000	4.7	3.5
10,001 – 50,000	1.2	4.8
50,001 – 100,000	0.3	3.4
> 100,000	0.6	82.5
Total	100.0	100.0

Shareholders by country, December 31, 2001

	% of votes	% of capital
Sweden	60.5	65.3
Great Britain	13.2	12.1
U.S.	10.5	9.9
Luxembourg	2.4	2.3
France	2.1	1.6
Italy	1.8	1.3
Japan	1.7	1.3
Belgium	1.7	1.5
Netherlands	1.4	1.0
Others	4.7	3.7
Total	100.0	100.0

Market capitalization

Atlas Copco's market capitalization at December 31, 2001 was MSEK 48,176 (42,656), which corresponds to 1.7% (1.2) of the total market value of the Stockholmsbörsen.

Dividend policy

The Board's goal is for dividends to shareholders to correspond to 30 to 40% of earnings per share. Atlas Copco AB's goal is to cover the major part of the dividend payment with dividend income from subsidiaries.

If the shareholders approve the Board of Directors' proposal for a dividend of SEK 5.50 per share for 2001, the average dividend growth for the five-year period 1996–2001 will equal 8.8%. During that period, the dividend has averaged 37.6% of earnings per share. Expressed as a percentage of shareholders' equity, the dividend proposed for 2001 is 4.1% (4.5).

Earnings and dividend per share


SEK
18
15
12
9
6
3
0
97
98
99
00
01
Earnings
Dividend (for 2001 proposed)

Trading

Trading of the Atlas Copco AB shares primarily takes place on Stockholmsbörsen. In 2001, Atlas Copco shares were the 12th (19th) most actively traded shares on this stock exchange. A total of 318,776,156 shares were traded (251,747,162 class A, 67,028,994 class B), corresponding to a value of MSEK 66,860 (35,196). On average, 1,275,105 shares (699,774) were traded each business day. The turnover rate (degree of liquidity) in 2001 was 152% (84), compared with the stock market average of 134% (107). As of December 2001, foreign trading in the Atlas Copco share showed a net export of MSEK 844 (688). Atlas Copco shares are also listed on the London and Frankfurt stock exchanges.

ADR program in the U.S.

In 1990, a program for American Depositary Receipts (ADRs) was established in the U.S. Since then, both A and B shares are available as depositary receipts in the U.S. without being formally registered on a U.S. stock exchange. One ADR corresponds to one share. The depositary bank is Citibank N.A. At year-end 2001, there were 530,671 (534,457) depositary receipts outstanding, of which 275,449 represented class A shares and 255,222 class B.

Atlas Copco options

The Atlas Copco options listed on the Stockholmsbörsen consist of call options and put options, each linked with 100 shares. Option contracts traded in 2001 corresponded to approximately 23.4 million shares (14.5), or about 11% (7) of the total number of Atlas Copco shares. Every day, an average of 93,420 Atlas Copco shares is affected by trading in options. Since the options confer on the holder the right to buy or sell existing shares only, they have no dilution effect.

Largest shareholders, December 31, 2001

	Number of shares	A-shares	B-shares	% of votes	% of capital
Investor Group	31,454,971	31,454,971	0	21.4	15.0
FöreningsSparbanken Group	14,532,696	3,149,000	11,383,696	2.9	6.9
Fourth National Pension Insurance Fund	4,745,770	4,197,770	548,000	2.9	2.3
Svenska Handelsbanken Group	6,884,160	3,960,002	2,924,158	2.9	3.3
Third National Pension Insurance Fund	4,877,166	3,819,606	1,057,560	2.7	2.3
SEB Trygg Group	5,760,670	3,192,125	2,568,545	2.3	2.7
Alecta	7,409,437	1,566,721	5,842,716	1.5	3.5
Skandia Group	5,161,474	1,721,195	3,440,279	1.4	2.5
Second National Pension Insurance Fund	2,222,716	2,034,216	188,500	1.4	1.1
First National Pension Insurance Fund	1,953,788	1,441,616	512,172	1.0	0.9
Others	124,599,336	83,361,794	41,237,542	59.6	59.5
Total	209,602,184	139,899,016	69,703,168	100.0	100.0

The table above shows the largest shareholdings directly registered with VPC, the Swedish Securities Register Center.

Share risk

The Atlas Copco share's beta value provides an assessment of its risk. The beta value is a relative measure of the risk attached to the share, reflecting how it has tracked different stock indices during a specified period of time. A beta value below 1.0 indicates that the share moves less than the index.

The beta value can, however, vary quite considerably (from 0.5 to 1.2 approximately), depending on which index and time period are used as basis for the calculation. The Atlas Copco Group uses a beta value of 1.0 internally.

Statutory limitations on coupon shares and bonus shares

Non-VPC registered shares from 1974 and unclaimed shares from the bonus issue in 1989 were sold during the year and the right to these shares has been transformed to a right to receive the proceeds. These rights will expire in 2010 and 2004, respectively.

Per share data

SEK	1996	1997	1998	1999	2000	2001	Avg. growth 96–01,%
Earnings[1]	10.15	11.56	11.96	11.50	13.95	14.63	7.6
Dividend	3.60	4.08	4.32	4.75	5.25	5.50[2]	8.8
Dividend as % of earnings[3]	35.5	35.3	36.2	41.3	37.6	37.6	
Offer price, Dec. 31, A	159	228	171	252	207	235	8.1
Offer price, Dec. 31, B	159	228	169	250	198	220	6.7
Highest price quoted, A	160	256	247	260	260	250	
Lowest price quoted, A	93	155	141	150	157	163	
Average price quoted, A	122	206	197	214	201	212	
Equity[4]	62	71	81	101	115	133	16.5
Dividend yield,%[5]	3.0	2.0	2.2	2.2	2.6	2.6	
Price/earnings[6]	12.0	17.8	16.5	18.6	14.4	14.5	
Price/sales[7]	0.93	1.31	1.12	1.24	0.91	0.87	
Number of shares	183,515,920	183,515,920	183,515,920	209,602,184	209,602,184	209,602,184	

1) Profit after financial items, less tax and minority interests, divided by the average number of shares outstanding.
2) Proposed by the Board of Directors.
3) Dividend divided by earnings per share.
4) Equity and minority interest divided by the number of shares.
5) Dividend divided by the average price quoted during the year.
6) The average price quoted during the year divided by earnings per share as defined in 1).
7) The average price quoted during the fiscal year divided by sales per share.

Share issues 1973–2001

			Increase of share capital, MSEK	Amount paid in MSEK
1973	Bonus issue	1:2	69.2	
1974	New issue	1:4 SEK 25	51.7	51.7
1976	New issue	1:5 SEK 50	51.7	103.5
1979	Bonus issue	1:6	51.7	
	New issue	1:6 SEK 60	51.7	124.1
1982	Bonus issue	1:4	103.5	
	New issue (non-preferential)	2,765,000 shares at SEK 135	69.1	373.3
1989	Bonus issue	1 B share: 3 A shares	195.5	
1990	New issue (non-preferential)	4,000,000 B shares at SEK 320.13	100.0	1,280.5
	Conversion*	7,930 shares	0.2	1.2
1991	Conversion*	42,281 shares	1.1	6.3
1992	Conversion*	74,311 shares	1.9	11.1
1993	Non-cash issue**	383,500 shares at SEK 317	9.5	121.6
	Conversion*	914,496 shares	22.9	137.2
1994	Split	5:1 par value SEK 5		
1999	New issue	1:7 SEK 160	130.4	4,173.8

*) Pertains to 1987/1993 convertible debenture loan.
**) In connection with the acquisition of The Robbins Company.

Analysts following Atlas Copco

ABG Sundal Collier	Klas Andersson
Alfred Berg	Gustaf Lindskog
Carnegie	Anders Idborg
Cheuvreux	Peter Karlsson
Commerzbank	David Blackwood
Credit Suisse First Boston	Kristian Gevert
Danske Securities	Mikael Sens
Deutsche Bank	Peter Reilly
Dresdner Kleinwort Wasserstein	Fredrik Karlsson
Enskilda Securities	Anders Eriksson
Evli	Pekka Spolander
Fischer Partners Fondkommission	Henrik Moberg
Goldman Sachs	Johan Trocmé
Hagströmer & Qviberg	Ola Asplund
Handelsbanken	Olof Jonasson
HSBC	Roddy Bridge
JP Morgan	Michael Clark
JP Nordiska	Peder Frölén
Julius Baer	Roland Jonsson
Lehman Brothers	Peter Lawrence
Merrill Lynch	Mark Troman
Morgan Stanley	Gideon Franklin
Nordea Securities	Johan Sivander
Schroders Securities	Tim Adams
SG Securities	Simon Fenwick
Swedbank/Föreningssparbanken	Mats Liss
UBS Warburg	Anders Fagerlund
WestLB Panmure	Harry Philips
Öhman Fondkommission	Anders Roslund

Financial Information

Invitation to participate in the Annual General Meeting

Atlas Copco shareholders are hereby notified that the Company's Annual General Meeting will be held on Monday, April 29, 2002, at 5 p.m. in Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm.

Financial information from Atlas Copco

Atlas Copco will publish the following financial reports on its operations for 2002:

Interim Report on the three months ending March 31, 2002	April 29, 2002
Interim Report on the three months ending June 30, 2002	July 18, 2002
Interim Report on the three months ending September 30, 2002	October 24, 2002
Interim Report on the three months ending December 31, 2002	February 3, 2003
2002 Annual Report	March 2003

Atlas Copco's Annual Report can be ordered from
Atlas Copco AB, Group Communications, SE-105 23 Stockholm, Sweden.
Phone: +46-8-743 8000, Fax: +46-8-643 3718, www.atlascopco-group.com

www.atlascopco-group.com

The Atlas Copco Group site serves the financial markets with information, and links to its operations. You will find financial reports and key figures in ready-to-use digital formats and you can subscribe to information from the Group. Investor presentations can be downloaded and you can view and/or listen to presentations of quarterly reports via your computer. A comprehensive overview of the company and its operations can also be found at the site, with links to the Group's brands and the different countries where the Group has operations.

Contacts

Analysts and Investors

Mattias Olsson, Investor Relations Manager
Phone: +46 8 743 8291, Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Media

Annika Berglund, Senior Vice President Group Communications
Phone: +46 8 743 8070, Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Addresses

Atlas Copco Group Center
Atlas Copco AB (publ.)
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045
www.atlascopco-group.com
Corp. id. no. 556014-2720

Atlas Copco Compressor Technique
P O Box 100
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco Airtec
P O Box 101
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco Portable Air
P O Box 102
BE-2610 Wilrijk, Belgium
Phone: +32-3-450 6011
Fax: +32-3-870 2443

Atlas Copco Industrial Air
P O Box 103
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2576

Atlas Copco Oil-free Air
P O Box 104
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco Applied Compressor and Expander Technique
46 School Road
Voorheesville, NY 12186, USA
Phone: +1-518-765 3344
Fax: +1-518-765 3357

Atlas Copco Construction and Mining Technique
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045

Atlas Copco Rock Drilling Equipment
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco Craelius
SE-195 82 Märsta, Sweden
Phone: +46-8-587 785 00
Fax: +46-8-591 187 82

Atlas Copco Secoroc
Box 521
SE-737 25 Fagersta, Sweden
Phone: +46-223-461 00
Fax: +46-223-461 01

Atlas Copco Construction Tools
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9600
Fax: +46-8-743 9650

Atlas Copco Wagner
P O Box 20307
Portland, OR 97294-0307, USA
Phone: +1-503-255 2863
Fax: +1-503-251 3014

Atlas Copco Industrial Technique
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045

Milwaukee Electric Tool
13135 West Lisbon Road
Brookfield, WI 53005, USA
Phone: +1-262-781 3600
Fax: +1-262-781 3117

Atlas Copco Electric Tools
Postfach 320
D-71361 Winnenden, Germany
Phone: +49-7195-120
Fax: +49-7195-126 66

Atlas Copco Tools and Assembly Systems
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9500
Fax: +46-8-640 0546

Chicago Pneumatic
1800 Overview Drive
Rock Hill, SC 29730, USA
Phone: +1-803-817 7000
Fax: +1-803-817 7006

Atlas Copco Rental Service
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Rental Service Corporation
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Atlas Copco

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
www.atlascopco-group.com